Exhibit 99.24

Form 51-102F4

Business Acquisition Report

ITEM 1 – IDENTITY OF COMPANY

1.1	Name and Address of Company

Goldgroup Mining Inc.

Suite 410, 1111 Melville Street Vancouver, British Columbia V6E 3V6

1.2	Executive Officer

Chet Holyoak

Chief Financial Officer (719) 299-0277

ITEM 2 – DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

On July 17, 2026, Goldgroup Mining Inc. (the “Company”) completed its acquisition of Gold Resource Corporation (“Gold Resource”) pursuant to an arrangement agreement and plan of merger dated January 25, 2026, as amended on May 15, 2026 (the “Arrangement Agreement”), among Gold Resource, the Company and Goldgroup Merger Sub Inc., a wholly-owned subsidiary of the Company formed for the purpose of effecting the acquisition (the “Merger”). As a result of the completion of the Merger in accordance with the Arrangement Agreement, Gold Resource became a wholly-owned subsidiary of the Company. Prior to the Merger, Gold Resource was a reporting issuer in Ontario and its common shares were listed on the New York Stock Exchange.

Gold Resource is a gold and silver producer, developer and explorer with operations centered on the Don David Gold Mine in Oaxaca, Mexico. In addition to its producing operations, Gold Resource holds a significant land package surrounding the Don David Gold Mine with exploration and development potential and owns the Back Forty Project, a gold and base metals development project located in Michigan, United States.

The Merger combined Gold Resource’s producing, development and exploration assets with those of the Company, resulting in a larger precious metals company with operations, development projects and exploration properties in Mexico and the United States. Following completion of the Merger, the Company is focused on the production, development and exploration of gold and silver assets in Oaxaca and Sonora, Mexico and in Michigan, United States.

The Merger was approved by the shareholders of the Company at its annual general and special meeting of shareholders held on July 2, 2026. Detailed disclosure regarding the Merger is contained in the management information circular of the Company dated May 29, 2026, which was filed under the Company’s profile on SEDAR+ at www.sedarplus.ca on June 5, 2026.

2.2	Acquisition Date

July 17, 2026.

2.3	Consideration

Pursuant to the Arrangement Agreement, each outstanding common share of Gold Resource was exchanged for 1.4476 common shares of the Company (each, a “Common Share”), subject to adjustment to reflect the Consolidation (as defined herein). On July 10, 2026, the Company consolidated its issued and outstanding Common Shares (the “Consolidation”) on the basis of one (1) post-Consolidation Common Share for every four (4) pre-Consolidation Common Shares.

The Merger was completed by way of a share-for-share exchange and no cash consideration was paid. There was no contingent consideration payable in connection with the Merger. The consideration was satisfied through the issuance of Common Shares from treasury. As the transaction was structured as an all-share transaction, no debt financing or other external financing was required to fund the acquisition.

2.4	Effect on Financial Position

The Merger combined the operations and assets of the Company and Gold Resource to create a larger precious metals producer with multiple producing assets (principally in Mexico), exploration and development projects, enhanced scale and increased financial flexibility. The Company does not have any current plans or proposals for material changes in its business affairs or the affairs of any of its subsidiaries which are expected to have a significant effect on the results of operations and financial position of the Company.

2.5	Prior Valuations

No valuation opinion required by securities legislation or a Canadian stock exchange was obtained in connection with the Merger. In connection with its review of the Merger, the special committee of the board of directors of the Company obtained a fairness opinion from Fort Capital Partners dated January 25, 2026. Fort Capital Partners concluded that, as of the date of the opinion and subject to the assumptions, qualifications and limitations set out therein, the exchange ratio provided for under the Arrangement Agreement was fair, from a financial point of view, to the shareholders of the Company. The fairness opinion was based on, among other things, net asset value analyses, comparable company trading analyses and precedent transaction analyses.

2.6	Parties to Acquisition

The Merger was completed among the Company, Gold Resource and Goldgroup Merger Sub Inc. The transaction was negotiated and entered into on an arm’s-length basis. Gold Resource was not an informed person, associate or affiliate of the Company as defined in Section 1.1 of NI 51-102 – Continuous Disclosure Obligations (“NI 51-102”).

2.7	Date of Report

August 24, 2026

ITEM 3 – FINANCIAL STATEMENTS AND OTHER INFORMATION

As required by Part 8 of NI 51-102, the following financial statements are attached to this Report:

1.	the unaudited condensed interim financial statements for Gold Resource for the three months ended March 31, 2026 and 2025 a copy of which is attached hereto as Schedule “A”; and
2.	the audited annual financial statements of Gold Resource for the years ended December 31, 2025 and 2024, a copy of which is attached hereto as Schedule “B”.

The Company and Gold Resource have not obtained a consent of the auditor of Gold Resource to incorporate the auditor’s report for the audited financial statements into this business acquisition report.

SCHEDULE “A”

GOLD RESOURCE UNAUDITED CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2026 AND 2025

[Please see attached]

PART I - FINANCIAL INFORMATION

ITEM 1. Financial Statements

GOLD RESOURCECORPORATION
CONDENSED CONSOLIDATED INTERIM BALANCESHEETS

(U.S. dollars in thousands, except share amounts)
(Unaudited)

	Note	As of March 31, 2026	As of December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents		$31,025	$25,011
Accounts receivable, net		15,060	13,253
Inventories, net	4	8,739	8,234
Prepaid expenses and other current assets	6	2,667	2,784
Total current assets		57,491	49,282
Property, plant, and mine development, net	7	138,754	134,656
Other non-current assets		179	124
Total assets		$196,424	$184,062
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$7,288	$7,360
Miningroyalty taxes payable, net		2,663	2,860
Accrued expenses and other current liabilities	8	7,295	7,043
Total current liabilities		17,246	17,263
Reclamation and remediation liabilities	10	10,299	10,184
Gold and silver stream agreements liability	9	95,597	90,930
Deferred tax liabilities, net	5	18,028	15,527
Contingent consideration	11	3,494	3,554
Other non-current liabilities	8	2,946	2,575
Total liabilities		147,610	140,033

Commitments and contingencies	11

Shareholders’ equity:
Common stock - $0.001 par value, 200,000,000 shares authorized:
161,886,146 and 161,767,412 shares outstandingat March 31, 2026 and December 31,
2025, respectively		162	162
Additional paid-in capital		138,504	138,458
Accumulated deficit		(82,797)	(87,536)
Treasury stock at cost, 336,398 shares		(5,884)	(5,884)
Accumulated other comprehensive loss		(1,171)	(1,171)
Total shareholders’ equity		48,814	44,029
Total liabilities and shareholders’ equity		$196,424	$184,062

The accompanyingnotes are an integral part of these Condensed Consolidated Interim Financial Statements.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

GOLD RESOURCECORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share amounts)
(Unaudited)

		For the three months ended March 31,
	Note	2026	2025
Sales, net	3	$43,943	$12,354
Cost of sales:
Production costs		20,636	10,708
Depreciation and amortization		4,027	2,704
Reclamation and remediation		235	394
Total cost of sales		24,898	13,806
Mine gross profit (loss)		19,045	(1,452)
Costs and expenses:
General and administrative expenses		1,594	1,144
Mexico exploration expenses		1,230	281
Michigan Back Forty Project expenses		209	204
Stock-based compensation	15	1,024	400
Other expense, net	16	5,537	4,311
Total costs and expenses		9,594	6,340
Income (loss) before income taxes		9,451	(7,792)
Income taxprovision	5	4,712	527
Net income (loss)		$4,739	$(8,319)
Net income (loss) per common share:
Basic and diluted income (loss) per common share	17	$0.03	$(0.07)
Weighted average shares outstanding:
Basic	17	161,863,094	112,442,135
Diluted	17	163,716,164	112,442,135

The accompanyingnotes are an integral part of these Condensed Consolidated Interim Financial Statements.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

GOLD RESOURCECORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share amounts
(Unaudited)

	For the three months ended March 31, 2026 and 2025
	Number of Common Shares	Par Value Common Shares	Additional Paid- in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 2024	95,661,347	$96	$115,319	$(81,077)	$(5,884)	$(1,171)	$27,283
Stock-based compensation	—	—	140	—	—	—	140
Common stock issued for vested restricted stock units	328,942	—	—	—	—	—	—
Issuance of common stock, net of issuance costs	9,287,601	9	3,013	—	—	—	3,022
Surrender of common stock for taxes due on net settlement	(123,806)	—	(42)	—	—	—	(42)
Registered direct offering	15,625,000	16	2,484				2,500
Net loss	—	—	—	(8,319)	—	—	(8,319)
Balance, March 31, 2025	120,779,084	$121	$120,914	$(89,396)	$(5,884)	$(1,171)	$24,584

Balance, December 31, 2025	162,103,810	$162	$138,458	$(87,536)	$(5,884)	$(1,171)	$44,029
Stock-based compensation	—	—	102	—	—	—	102
Common stock issued for vested restricted stock units	177,150	—	—	—	—	—	—
Surrender of common stock for taxes due on net settlement	(58,416)	—	(56)	—	—	—	(56)
Net income	—	—	—	4,739	—	—	4,739
Balance, March 31, 2026	162,222,544	$162	$138,504	$(82,797)	$(5,884)	$(1,171)	$48,814

The accompanyingnotes are an integral part of these Condensed Consolidated Interim Financial Statements.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

GOLD RESOURCECORPORATION

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)
(Unaudited)

		For the three months ended March 31,
	Note	2026	2025
Cash flows from operating activities:
Net income (loss)		$4,739	$(8,319)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operatingactivities:
Deferred income taxexpense		2,524	427
Depreciation and amortization		4,088	2,918
Stock-based compensation		1,024	400
Interest on streaming liabilities		4,667	3,821
Other operatingadjustments, net	19	(213)	164
Changes in operatingassets and liabilities:
Accounts receivable		(1,807)	(1,050)
Inventories		113	514
Prepaid expenses and other current assets		117	161
Other non-current assets and liabilities		(127)	426
Accounts payable and other accrued liabilities		(119)	(454)
Cash settled liability awards		—	(33)
Miningroyalty and income taxes payable, net		(156)	197
Net cash provided by (used in) operatingactivities		14,850	(828)
Cash flows from investing activities:
Capital expenditures		(8,764)	(2,182)
Proceeds from the sale of investments		—	854
Net cash used in investing activities		(8,764)	(1,328)
Cash flows from financing activities:
Proceeds from ATM Program sales, net of issuance costs		—	3,022
Net proceeds from the registered direct offerings		—	2,500
Other financing activities		(56)	(42)
Net cash (used in) provided by financing activities		(56)	5,480
Effect of exchange rate changes on cash and cash equivalents		(16)	(61)

Net increase in cash and cash equivalents		6,014	3,263
Cash and cash equivalents at beginning of period		25,011	1,628
Cash and cash equivalents at end of period		$31,025	$4,891

Supplemental Cash Flow Information
Income and miningtaxes paid		$1,897	$—
Non-cash investing or financing activities:
Value of common shares issued for share-based compensation redemption		$112	$69
Balance of capital expenditures in accounts payable		$1,041	$339
Balance of equipment financing		$328	$539

The accompanyingnotes are an integral part of these Condensed Consolidated Interim Financial Statements.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

GOLD RESOURCECORPORATION

NOTES TO THECONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

March 31, 2026
(Unaudited)

1.	Basis of Preparation of Financial Statements

The Condensed Consolidated Interim Financial Statements (“interim financial statements”) of Gold Resource Corporation and its subsidiaries (collectively, the “Company”) are unaudited and have been prepared in accordance with the rules of the Securities and Exchange Commission (“SEC”) for interim statements. Certain information and footnote disclosures required by United States Generally Accepted Accounting Principles (“U.S. GAAP”) have been condensed or omitted as permitted by such rules. However, the Company believes that the disclosures included are adequate to make the information presented not misleading. In the opinion of management, all adjustments (including normal recurring adjustments) and disclosures necessary for a fair presentation of these interim financial statements have been included. The results reported in these interim financial statements do not necessarily indicate the results that may be reported for the entire year. These interim financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025, included in the Company’s annual report on Form 10-K (the “2025 Annual Report”). The year-end balance sheet data was derived from the audited financial statements. Unless otherwise noted, there have been no material changes to the footnotes from those accompanying the audited consolidated financial statements contained in the 2025 Annual Report.

Recent Developments

On January 26, 2026, the Company announced that it entered into a definitive arrangement agreement and plan of merger (the “Arrangement Agreement”) with Goldgroup Mining Inc. (“Goldgroup”), whereby Goldgroup agreed to acquire all of the issued and outstanding shares of the Company’s common stock (the “Transaction”).

Pursuant to the Arrangement Agreement, the Company’s stockholders will receive 1.4476 common shares of Goldgroup for each share of the Company’s common stock (adjusted to 0.3619 common shares of Goldgroup for each share of the Company’s common stock as a result of a four-for-one share consolidation to be completed by Goldgroup prior to closing). Upon closing of the transaction, the Company will be a wholly owned subsidiary of Goldgroup.

The Transaction was unanimously approved by the boards of directors of the Company and Goldgroup. The Transaction is expected to close in the third quarter of 2026, subject to customary closing conditions (including approval by the stockholders of each of the Company and Goldgroup). The parties received unconditional approval from the Mexican National Antitrust Commission in respect of the Transaction on April 27, 2026.

2.	New Accounting Pronouncements

Recently issued Accounting Standards Updates to become effective in future periods

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to improve the disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain expense captions in the consolidated financial statements. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and the amendments in this update should be applied either prospectively or retrospectively. The Company is evaluating the impact this guidance will have on the disclosures in the consolidated financial statements.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The update improves the guidance in Topic 270, Interim Reporting, by improving the navigability of the required interim disclosures and clarifying when that guidance is applicable. The amendments in ASU 2025-11 are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027, with early adoption permitted. The amendments can be applied either prospectively or retrospectively to any or all prior periods presented in the financial statements. The Company is evaluating the impact this guidance will have on the disclosures in the consolidated financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements. This project facilitates Codification updates for a broad range of Topics arising from technical corrections, the unintended application of the Codification, clarifications, and other minor improvements. The Company is evaluating the impact this guidance will have on the disclosures in the consolidated financial statements.

3.	Revenue

The Company derives its revenue mainly from the sale of concentrates. The following table presents the Company’s net sales for each period presented, disaggregated by source:

	For the three months ended March 31,
	2026	2025

	(in thousands)
Concentrate sales
Gold	7,480	2,485
Silver	31,968	7,452
Copper	913	472
Lead	684	539
Zinc	3,113	1,751
Less: Treatment and refining charges	(3,047)	(447)
Total concentrate sales, net	41,111	12,252
Realized gain - embedded derivative, net (1)	5,187	24
Unrealized (loss) gain - embedded derivative, net	(2,355)	78
Total sales, net	$43,943	$12,354

(1)   The Company's sales contain an embedded derivative related to a provisional pricing mechanism which is bifurcated and accounted for as a derivative. At the end of each reporting period, the Company records an adjustment to sales to reflect the mark-to-market of outstanding provisional invoices based on the forward price curve. The amount of realized gain or loss is highly driven by the amount of provisional sales from the prior quarter that is settled in the current quarter, as well as the difference between the provisional and final sales price. Copper, lead, and zinc are co-products. In the realized gain - embedded derivative, net, there is a $36 thousand gain related to these co-products for the three months ended March 31, 2026. There is a $72 thousand loss in the realized gain - embedded derivative, net, related to the co-products for the three months ended March 31, 2025.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

4.	Inventories, net

At March 31, 2026 and December 31, 2025, inventories, net, consisted of the following:

	As of	As of
	March 31,	December 31,
	2026	2025
	(in thousands)
Stockpiles - underground mine	$230	$491
Concentrates	2,983	2,301
Subtotal - product inventories	3,213	2,792
Materials and supplies (1)	5,526	5,442
Total	$8,739	$8,234

(1) Net of reserve for obsolescence of $0.9 million and $1.1 million as of March 31, 2026 and December 31, 2025, respectively.

5.	Income Taxes

The Company recorded an income taxexpense of $4.7 million for the three months ended March 31, 2026. For the three months ended March 31, 2025, the Company recorded an income tax expense of $0.5 million. In accordance with applicable accounting rules, the interim provision for taxes is calculated using the estimated consolidated annual effective tax rate. The consolidated effective tax rate is a function of the combined effective tax rates for the jurisdictions in which the Company operates. Variations in the relative proportions of jurisdictional income could result in fluctuations to the Company’s consolidated effective tax rate. At the federal level, the Company’s income in the U.S. is taxed at 21%. Income in Mexico is taxed at 38.5% (30% income tax and 8.5% mining tax), and Canada’s income is taxed at a combined federal and provincial rate of 26.5%, which results in a consolidated effective tax rate above statutory U.S. Federal rates.

Mexico Valuation Allowance

The Company recorded a valuation allowance on all of the Mexico Income Tax net deferred tax assets in 2024 and has continued with a valuation allowance on all of the Mexico Income Tax net deferred tax assets as of March 31, 2026. In accordance with applicable accounting rules, a valuation allowance is recorded when it is more likely than not that some portion of the deferred tax assets will not be realized, after considering all available evidence, both positive and negative. The Company determined a valuation allowance on Mexico Income Tax deferred tax assets was necessary due primarily to the three-year cumulative loss at the Mexico mine.

Mexico Mining Taxation

Mining entities in Mexico are subject to two mining duties, in addition to the 30% Mexico corporate income tax: (i) a “special” mining duty of 8.5%, effective January 1, 2025, of taxable income as defined under Mexican tax law (also referred to as “mining royalty tax”) on extraction activities performed by concession holders, and (ii) the “extraordinary” mining duty of 1.0%, also effective January 1, 2025, on gross revenue from the sale of gold, silver, and platinum. The mining royalty tax generally applies to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the mining royalty tax, there are no corporate deductions related to depreciable costs from operational fixed assets. However, prospecting and exploration expenses are amortized using a 10% rate in a 10-year straight line. Both duties are tax deductible for income tax purposes. As a result, the Company’s effective taxrate applicable to the Company’s Mexican operations is higher than Mexico’s statutory income taxrate.

The Company periodically transfers funds from its Mexican wholly owned subsidiary to the U.S. as dividends. Mexico requires a 10% Mexico withholding tax on all post-2013 earnings. The Company began distributing post-2013 earnings from Mexico in 2018. According to the existing U.S. – Mexico tax treaty, the dividend withholding tax between these countries is reduced to 5%, and in some cases to 0%, if certain requirements are met. At the end of 2024, the Company

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

reviewed the tax treaty and believes that it qualifies for a 0% tax withholding. No dividends from Mexico were received by the Company for the three months ended March 31, 2026 and 2025.

In October 2023, the Company received a notification from the Mexican TaxAdministration Services (“SAT”) with a sanction of 331 million pesos (approximately $18.3 million as of March 31, 2026) as the result of a 2015 tax audit that began in 2021. The 2015 tax audit performed by SAT encompassed various tax aspects, including but not limited to intercompany transactions, mining royalty tax, and extraordinary mining tax. Management is in process of disputing this tax notification and sent a letter of protest to the tax authorities along with providing all requested documentation. Management intends to pursue legal avenues of protest, including filing a lawsuit with the Mexico court system, if necessary, to ensure that these adjustments are removed. Management believes its position taken on the 2015 income tax return meets the more likely than not threshold and that as of March 31, 2026 and December 31, 2025, the Company has no liability for uncertain tax positions. If the Company were to determine there was an unrecognized tax benefit, the Company would recognize the liability and the related interest and penalties within income tax (benefit) provision.

6.	Prepaid Expenses and Other Current Assets

At March 31, 2026 and December 31, 2025, prepaid expenses and other current assets consisted of the following:

	As of	As of
	March 31,	December 31,
	2026	2025
	(in thousands)
Advances to suppliers	$1,558	$1,080
Prepaid insurance	452	1,106
Other current assets	657	598
Total	$2,667	$2,784

7.	Property, Plant, and Mine Development, net

At March 31, 2026 and December 31, 2025, property, plant, and mine development, net consisted of the following:

	As of	As of
	March 31,	December 31,
	2026	2025
	(in thousands)
Asset retirement costs (“ARO asset”)	$4,106	$4,106
Construction-in-progress	4,586	4,020
Furniture and office equipment	1,840	1,855
Land	9,033	9,033
Mineral interest	79,542	79,543
Light vehicles and other mobile equipment	2,409	2,371
Machinery and equipment	49,927	47,582
Mill facilities and infrastructure	36,614	36,524
Mine development	141,647	136,089
Software and licenses	1,554	1,554
Subtotal	331,258	322,677
Accumulated depreciation and amortization	(192,504)	(188,021)
Total	$138,754	$134,656

The Company recorded depreciation and amortization expense of $4.0 million and $2.7 million for the three months ended March 31, 2026 and 2025, respectively.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

8.	Accrued Expenses and Other Liabilities

At March 31, 2026 and December 31, 2025, accrued expenses and other liabilities consisted of the following:

	As of	As of
	March 31,	December 31,
	2026	2025
	(in thousands)
Accrued royalty payments	$1,090	$800
Accrual for short-term incentive plan	283	835
Liability for Aquila drillhole plugging	8	8
Share-based compensation liability - current	376	—
Equipment financing	328	437
Taxes payable, net (1)	1,515	1,407
Employee profit sharingobligation	1,449	880
Employee withholdings and taxes payable	2,175	2,597
Other payables	71	79
Total accrued expenses and other current liabilities	$7,295	$7,043

Accrued non-current labor obligation	$1,281	$1,431
Stock-based compensation liability	1,578	1,032
Other lease liability	37	49
Other long-term liabilities	50	63
Total other non-current liabilities	$2,946	$2,575

(1)  Taxes payable, net includes IVA tax in Mexico, assessed on purchases of materials and services and sales of products. Likewise, businesses owe IVA taxes as they sell products and collect IVA taxes from their customers. Businesses are generally entitled to recover the taxes they have paid related to purchases of materials and services, either as a refund or credit to IVA tax payable. Amounts recorded as IVA taxes in the consolidated financial statements represent the net estimated IVA tax receivable or payable, since there is a legal right of offset of IVA taxes. As of March 31, 2026 and December 31, 2025, this resulted in a liability balance of $1.5 and $1.4 million, respectively, which is included in accrued expenses and other liabilities in the table above.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

9.	Gold and Silver Stream Agreements

The following table presents the Company’s liabilities related to the Company’s Gold and Silver Stream Agreements (the “Osisko Stream Agreements”) with Osisko Bermuda Limited, now called OR Royalties Inc., (“Osisko”) as of March 31, 2026 and December 31, 2025:

	As of	As of
	March 31,	December 31,
	2026	2025
	(in thousands)
Liability related to the Osisko Gold Stream Agreement	$42,470	$40,397
Liability related to the Osisko Silver Stream Agreement	53,127	50,533
Total liability	$95,597	$90,930

The Osisko Stream Agreements contain customary provisions regarding default and security. In the event that the Company’s subsidiary, Aquila Resources Inc., defaults under the Osisko Stream Agreements, including by failing to acquire the required permits and achieve commercial production by the agreed upon dates, it may be required to repay the deposit plus accumulated interest at a rate agreed with Osisko.

In March 2024, the Company secured an amendment to the Osisko Gold and Silver Stream Agreements that deferred the required completion of certain operational milestones related to permitting from 2024 to 2026. The amended Osisko Gold Stream Agreement requires the Company’s subsidiary to obtain all material permits necessary for the construction and operation of the Back Forty Project by June 20, 2026, with a grace period through November 30, 2026. If such permits are not obtained on time, the Company’s subsidiary may default on the streaming agreement and all funds, including interest, become due immediately or Osisko may be entitled to enforce its remedies as a secured party and take possession of the assets that comprise the Back Forty Project.

Feasibility Study activities commenced in April 2026, of which the first phase is scheduled to conclude during the second quarter of 2026. The second phase is planned to begin thereafter and is expected to last approximately one year. During the second phase, the data and technical information required to support permitting applications will be developed and formalized. Once sufficient information is available, the permitting application process will be initiated; this process is currently estimated to require approximately six months. The permitting timeline represents a risk, as the anticipated duration will likely exceed available time constraints, which would result in default unless another amendment is executed.

Gold Stream Agreement

In November 2017, Aquila entered into a stream agreement with Osisko, pursuant to which Osisko agreed to commit approximately $55.0 million to Aquila through a gold stream purchase agreement (the “Osisko Gold Stream Agreement”). In June 2020, Aquila amended the Osisko Gold Stream Agreement, reducing the total committed amount to $50.0 million, as well as adjusting certain milestone dates under the gold stream to align with the current project development timeline. Aquila received a total of $20.0 million of the funds committed at the time of the Company’s acquisition. Remaining deposits from Osisko are $5.0 million upon receipt of permits required for the development and operation of the Back Forty Project and $25.0 million upon the first drawdown of an appropriate project debt finance facility. Osisko has been provided a general security agreement over the Back Forty Project, which consists of the subsidiaries of Gold Resource Acquisition Sub. Inc., a 100% owned subsidiary of the Company. The initial term of the Osisko Gold StreamAgreement is for 40 years, automatically renewable for successive ten-year periods. The Osisko Gold Stream Agreement is subject to certain operating and financial covenants, which are in good standing as of March 31, 2026.

The $20.0 million received from Osisko pursuant to the Osisko Gold Stream Agreement through March 31, 2026 is shown as a long-term liability on the Interim Condensed Consolidated Balance Sheets. A periodic interest expense is calculated based on a fixed market rate of interest, which is reviewed quarterly if there are any contractual amendments relating to the Osisko Stream Agreements. The fixed interest rate is applied on the Osisko advance payments and calculated on the total expected life-of-mine production to be deliverable and was 22.2% per annum at March 31, 2026 and at

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

December 31, 2025. As the remaining $30.0 million deposit is subject to the completion of specific milestones and the satisfaction of certain other conditions, this amount is not reflected on the Interim Condensed Consolidated Balance Sheets.

Per the terms of the Osisko Gold Stream Agreement, Osisko will purchase 18.5% of the refined gold from Back Forty (the “Threshold Stream Percentage”) until the Company has delivered 105,000 gold ounces (the “Production Threshold”). Upon satisfaction of the Production Threshold, the Threshold Stream Percentage will be reduced to 9.25% of the refined gold (the “Tail Stream”). In exchange for the refined gold delivered under the Osisko Gold Stream Agreement, Osisko will pay the Company ongoing payments equal to 30% of the spot price of gold on the day of delivery, subject to a maximum payment of $600 per ounce. Where the market price of gold is greater than the price paid, the difference realized from the sale of the gold will be applied against the deposit received from Osisko. Please see Note 11—Commitments and Contingencies i n Item 1—Condensed Consolidated Interim Financial Statements and Notes (unaudited) for additional information.

Silver Stream Agreement

Through a series of contracts, Aquila executed a silver stream agreement with Osisko to purchase 85% of the silver produced and sold at the Back Forty Project (the “Osisko Silver Stream Agreement”). A total of $17.2 million has been advanced under the Osisko Silver Stream Agreement as of March 31, 2026. There are no future deposits remaining under the Osisko Silver Stream Agreement. The initial term of the Osisko Silver Stream Agreement is for 40 years, automatically renewable for successive ten-year periods. The Osisko Silver Stream Agreement is subject to certain operating and financial covenants, which are in good standing as of March 31, 2026.

Per the terms of the Osisko Silver Stream Agreement, Osisko will purchase 85% of the silver produced from the Back Forty Project at a fixed price of $4.00 per ounce of silver. Where the market price of silver is greater than $4.00 per ounce, the difference realized from the sale of the silver will be applied against the deposit received from Osisko.

The $17.2 million received from Osisko pursuant to the Osisko Silver StreamAgreement through March 31, 2026 is shown as a long-term liability on the Interim Condensed Consolidated Balance Sheets. A periodic interest expense is calculated based on a fixed market rate of interest, which is reviewed quarterly if there are any contractual amendments relating to the Osisko Stream Agreements. The fixed interest rate is applied on the Osisko advance payments and calculated on the total expected life-of-mine production to be deliverable and was 22.2% per annum at March 31, 2026 and at December 31, 2025. Please see Note 11—Commitments and Contingencies in Item 1—Condensed Consolidated Interim Financial Statements and Notes (unaudited) for additional information.

10.	Reclamation and Remediation

The following table presents the changes in reclamation and remediation obligations for the three months ended March 31, 2026 and for the year ended December 31, 2025:

	2026	2025

	(in thousands)
Reclamation liabilities – balance at beginning of period	$2,099	$1,839
Foreign currency exchange (gain) loss	(12)	260
Reclamation liabilities – balance at end of period	2,087	2,099

Asset retirement obligation – balance at beginning of period	8,093	8,838
Changes in estimate (1)	—	(2,634)
Changes in liability for Aquila drillhole plugging	—	98
Accretion	176	499
Foreign currency exchange (gain) loss	(49)	1,292
Asset retirement obligation – balance at end of period	8,220	8,093
Total period end balance	$10,307	$10,192

(1)	In 2025, the Company updated its closure plan study, which resulted in a $2.6 million decrease in the estimated liability and ARO asset.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

The following table presents the reclamation and remediation obligations as of March 31, 2026 and December 31, 2025:

	As of	As of
	March 31,	December 31,
	2026	2025
	(in thousands)
Current reclamation and remediation liabilities (1)	$8	$8
Non-current reclamation and remediation liabilities	10,299	10,184
Total	$10,307	$10,192

(1)  The current portion of reclamation and remediation liabilities related to drill hole capping in Aquila, Michigan, are included in Accrued expenses and other current liabilities. Please see Note 8—Accrued Expenses and Other Liabilities in Item 1—Condensed Consolidated Interim Financial Statements and Notes (unaudited) for additional information.

The Company’s undiscounted reclamation liabilities of $2.1 million and $2.1 million as of March 31, 2026 and December 31, 2025, respectively, are related to DDGM. These represent reclamation liabilities that were expensed through 2013 before proven and probable reserves were established and the Company was considered to be a development stage entity; therefore, most of the costs, including asset retirement costs, were not allowed to be capitalized as part of the Company’s property, plant, and mine development.

The Company’s asset retirement obligations reflect the additions to the asset for reclamation and remediation costs in Property, Plant, and Mine Development, post-2013 development stage status, which are discounted using a credit adjusted risk-free rate of 9%. As of March 31, 2026 and December 31, 2025, the Company’s asset retirement obligation was $8.2 million and $8.1 million, respectively, primarily related to DDGM in Mexico.

11.	Commitments and Contingencies

Commitments

As of March 31, 2026 and December 31, 2025, the Company has equipment purchase commitments of $6.4 million and $4.3 million, respectively.

Contingent Consideration

With the Aquila acquisition, the Company assumed a contingent consideration. On December 30, 2013, Aquila’s shareholders approved the acquisition of 100% of the shares of HudBay Michigan Inc. (“HMI”), a subsidiary of HudBay Minerals Inc. (“HudBay”), effectively giving Aquila 100% ownership in the Back Forty Project (the “HMI Acquisition”). Pursuant to the HMI Acquisition, HudBay’s 51% interest in the Back Forty Project was acquired in consideration for the issuance of common shares of Aquila, future milestone payments tied to the development of the Back Forty Project and a 1% net smelter return royalty on production from certain land parcels in the Back Forty Project. The issuance of shares and 1% net smelter obligations were settled before the Company acquired Aquila.

The contingent consideration is composed of the following:

The value of future installments is based on C$9 million tied to the development of the Back Forty project as follows:

a.	C$3 million payable on completion of any form of financing for purposes including the commencement of construction of Back Forty, up to 50% of the C$3 million can be paid, at the Company’s option in Gold Resource Corporation shares with the balance payable in cash;
b.	C$2 million payable in cash 90 days after the commencement of commercial production;
c.	C$2 million payable in cash 270 days after the commencement of commercial production; and
d.	C$2 million payable in cash 450 days after the commencement of commercial production.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

Initially, the Company intended to pay the first C$3 million in 2023 to prevent HudBay’s 51% buy-back option in the Back Forty Project. Management later decided that it was more likely than not that HudBay would not exercise its buy-back option, and consequently, this amount was not paid. Additionally, since financing of the Back Forty Project was not expected in 2024, this liability was reclassified to long-term. As of the end of January 2024, by the contractual deadline, HudBay did not exercise its buy-back option, and thus, it is forfeited.

The total value of the contingent consideration as of March 31, 2026 and December 31, 2025 was $3.5 million and $3.6 million, respectively. The contingent consideration is adjusted for the time value of money and the likelihood of the milestone payments. Any future change in the value of the contingent consideration is recognized in other expense, net, in the Condensed Consolidated Interim Statements of Operations.

The following table shows the change in the balance of the contingent consideration for the three months ended March 31, 2026 and for the year ended December 31, 2025:

	2026	2025
	(in thousands)
Beginning Balance of contingent consideration:
Non-current contingent consideration	$3,554	$3,389

Change in valueof contingent consideration - non-current	(60)	165

Ending Balance of contingent consideration:
Non-current contingent consideration	$3,494	$3,554

Other Contingencies

The Company has certain other contingencies resulting from litigation, claims, and other commitments and is subject to various environmental and safety laws and regulations incident to the ordinary course of business. The Company currently has no basis to conclude that any or all such contingencies will materially affect its financial position, results of operations, or cash flows. However, in the future, there may be changes to these contingencies, or additional contingencies may occur, any of which might result in an accrual or a change in current accruals recorded by the Company. There can be no assurance that the ultimate disposition of contingencies will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

On December 10, 2021, the Company acquired Aquila Resource Inc., which had substantial liabilities that relate to the Osisko Stream Agreements. Under the agreements, Osisko deposited a total of $37.2 million upfront in exchange for a portion of the future gold and silver production from the Back Forty Project. The Osisko Stream Agreements contain customary provisions regarding default and security. In the event that the Company’s subsidiary defaults under the Osisko Stream Agreements, including failing to obtain the required permits or achieve commercial production at a future date, Aquila Resource Inc. may be required to repay the deposit plus accumulated interest at a rate agreed with Osisko. If Aquila fails to do so, Osisko may be entitled to enforce its remedies as a secured party and take possession of the assets that comprise the Back Forty Project.

12.	Shareholders’ Equity

The Company’s At-The-Market Offering Agreement with H.C. Wainwright & Co., LLC (the “Agent”), which was entered into in November 2019, was amended in May 2023 and renewed in June 2023 (as amended, the “ATM Agreement”). Pursuant to the ATM Agreement, the Agent has agreed to act as the Company’s sales agent with respect to the offer and sale, from time to time, of the Company’s common stock having an aggregate gross sales price of up to the amount registered on the registration statement on Form S-3 relating to the ATM Program, which is $15.85 million as of April 11, 2025. No shares of the Company’s common stock were sold through the ATM Program during the three months ended March 31, 2026.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

13.	Derivatives

Embedded Derivatives

Concentrate sales contracts contain embedded derivatives due to the provisional pricing terms for shipments pending final settlement. At the end of each reporting period, the Company records an adjustment to accounts receivable and sales to reflect the mark-to-market adjustments for outstanding provisional invoices based on forward metal prices. Please see Note 18—Fair Value Measurement in Item 1—Condensed Consolidated Interim Financial Statements and Notes (unaudited) for additional information on the realized and unrealized gain (loss) recorded to adjust accounts receivable and revenue.

The following table summarizes the Company’s unsettled sales contracts at March 31, 2026 with the quantities of metals under contract subject to final pricing expected to occur through June 2026:

	Gold	Silver	Copper	Lead	Zinc
	(ounces)	(ounces)	(tonnes)	(tonnes)	(tonnes)	Total
Under contract	2,313	711,051	99	461	1,221
Average forward price (per ounce or tonne)	$4,634	$70	$12,230	$1,938	$3,200
Unsettled sales contracts value (in thousands)	$10,718	$49,752	$1,211	$893	$3,907	$66,481

The Company manages credit risk by entering into arrangements with counterparties believed to be financially strong, and by requiring other credit risk mitigants, as appropriate. The Company actively evaluates the implicit creditworthiness of its counterparties, and monitors credit exposures.

14.	Employee Benefits

Effective October 2012, the Company adopted a profit-sharing plan (the “Plan”), which covers all U.S. employees. The Plan meets the requirements of a qualified retirement plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The Plan also allows eligible employees to make tax deferred contributions to a retirement trust account up to 90% of their qualified wages, subject to the IRS annual maximums.

On April 23, 2021, a decree that reforms labor outsourcing in Mexico was published in the Federation’s Official Gazette. This decree amended the outsourcing provisions, whereby operating companies can no longer source their labor resources used to carry out the core business functions from service entities or third-party providers. Under Mexican law, employees are entitled to receive statutory profit sharing (Participacion a los Trabajadores de las Utilidades or “PTU”) payments. The required cash payment to employees in the aggregate is equal to 10% of their employer’s profit subject to PTU, which differs from profit determined under U.S. GAAP. Please see Note 8—Accrued Expenses and Other Liabilities i n Item 1—Condensed Consolidated Interim Financial Statements and Notes (unaudited) for additional information.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

15.	Stock-Based Compensation

The Company’s compensation program comprises three main elements: (1) base salary, (2) an annual short-term incentive plan (“STIP”) award which may be in the form of cash or deferred share units (“DSUs”) with immediate vesting, and (3) long-term equity-based incentive compensation (“LTIP”) in the form of stock options, restricted stock units (“RSUs”), and performance share units (“PSUs”).

The Gold Resource Corporation 2016 Equity Incentive Plan (the “Incentive Plan”) allows for the issuance of up to 5 million shares of common stock in the form of incentive and non-qualified stock options, stock appreciation rights, RSUs, stock grants, stock units, performance shares, PSUs, and DSUs.

The Company’s STIP provides for an annual cash bonus payable upon achievement of specified performance metrics for its management team. STIP may also be settled as cash payable through the issuance of fully vested equity awards (such as fully vested stock grants or DSUs), or a combination of cash and stock DSUs. As of March 31, 2026, the Company accrued $46 thousand in accrued expenses and other liabilities related to the program.

Stock-based compensation expense for the periods presented is as follows:

	For the three months ended March 31,
	2026	2025

	(in thousands)
Restricted stock units	$102	$140
Performance share units	128	(5)
Deferred share units	794	265
Total	$1,024	$400

Stock Options

A summary of stock option activities under the Incentive Plan for the three months ended March 31, 2026 and 2025 is presented below:

		Weighted
	Stock	Average Exercise
	Options	Price (per share)
Outstanding as of December 31, 2024	840,612	$2.99
Granted, exercised, expired, or forfeited	—	—
Outstanding as of March 31, 2025	840,612	$2.99

Outstanding as of December 31, 2025	760,408	$3.05
Granted, exercised, expired, or forfeited	—	—
Outstanding as of March 31, 2026	760,408	$3.05

Vested and exercisable as of March 31, 2026	760,408	$3.05

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

Restricted Stock Units

A summary of RSU activities under the Incentive Plan for the three months ended March 31, 2026 and 2025 is presented below:

	Restricted	Fair
	Stock	Value
	Units	(in thousands)
Nonvested as of December 31, 2024	1,931,258	$444
Vested but not redeemed (deferred)	(397,782)
Vested and redeemed	(205,136)
Vested and withheld for net settlement	(123,806)
Nonvested as of March 31, 2025	1,204,534	$614

Nonvested as of December 31, 2025	782,583	$648
Granted	884,135
Vested but not redeemed (deferred)	(260,237)
Vested and redeemed	(118,734)
Vested and withheld for net settlement	(58,416)
Forfeited	(54,075)
Nonvested as of March 31, 2026	1,175,256	$1,410

Performance Share Units

A summary of PSU activities under the Incentive Plan for the three months ended March 31, 2026 and 2025 is presented below:

	Performance
	Share	Liability Balance
	Units	(in thousands)
Outstanding as of December 31, 2024	1,328,922	$148
Redeemed	(241,195)
Outstanding as of March 31, 2025	1,087,727	$109

Outstanding as of December 31, 2025	735,168	$248
Redeemed (1)	(273,638)
Forfeited	(29,893)
Outstanding as of March 31, 2026	431,637	$376

(1) Due to Company performance, these PSUs were redeemed with zero value to the recipients.

Deferred Share Units

A summary of DSU activities under the Incentive Plan for the three months ended March 31, 2026 and 2025 is presented below:

	Deferred
	Stock	Liability Balance
	Units	(in thousands)
Outstanding as of December 31, 2024	883,384	$203
Granted in lieu of board fees	35,008
Outstandingas of March 31, 2025	918,392	$468

Outstanding as of December 31, 2025	947,370	$784
Granted	349,360
Granted in lieu of board fees	18,116
Outstanding as of March 31, 2026	1,314,846	$1,578

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

16.	Other Expense, net

Other expense, net, for the periods presented consisted of the following:

	For the three months ended March 31,
	2026	2025
	(in thousands)
Unrealized currency exchange (gain) loss	$(189)	$49
Realized currency exchange loss	265	164
Realized and unrealized gain from gold and silver rounds, net	(14)	(21)
Interest on streaming liabilities (1)	4,667	3,821
Other expense	808	298
Total	$5,537	$4,311

(1) Periodic interest expense is based on a fixed market rate of interest which is reviewed quarterly if there are any contractual amendments relating to the Osisko Stream Agreements. Please see Note 9—Gold and Silver Stream Agreements in Item 1—Condensed Consolidated Interim Financial Statements and Notes (unaudited) for additional information.

17.	Net Income (Loss) per Common Share

Basic net income or loss per common share is calculated based on the weighted average number of shares of common stock outstanding for the period. Diluted earnings or loss per common share are calculated based on the assumption that stock options and other dilutive securities outstanding, which have an exercise price less than the average market price of the Company’s common stock during the period, would have been exercised on the later of the beginning of the period or the date granted and that the funds obtained from the exercise were used to purchase common stock at the average market price during the period. Dilutive potential common shares include stock options, RSUs, and warrants. Since PSUs and DSUs are expected to be settled in cash, they are not included in the dilutive calculation.

The effect of the Company’s dilutive securities is calculated using the treasury stock method, and only those instruments that result in a reduction in net income per common share are included in the calculation. Options to purchase 0.8 million shares of common stock at a weighted average exercise price of $3.05 were outstanding as of March 31, 2026, but were not included in the computation of diluted weighted average common shares outstanding, as the exercise price of the options exceeded the average price of the Company’s common stock during the reporting period, and therefore are antidilutive. Options to purchase 0.8 million shares of common stock at a weighted average exercise price of $2.99 were outstanding as of March 31, 2025 but had no dilutive effect due to the net loss for the period. Additionally, the exercise price of the options exceeded the average price of the Company’s common stock during this period, and therefore those options are considered to be anti-dilutive.

Basic and diluted net income per common share is calculated as follows:

	For the three months ended March 31,
	2026	2025
Numerator:
Net income (loss) (in thousands)	$4,739	$(8,319)

Denominator:
Basic weighted average shares of common stock outstanding	161,863,094	112,442,135
Dilutive effect of share-based awards
RSUs	1,075,292	—
Warrants	777,778	—
Diluted weighted average common shares outstanding	163,716,164	112,442,135

Basic and diluted net income (loss) per common share	$0.03	$(0.07)

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

18.	Fair Value Measurement

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These assets and liabilities are remeasured for each reporting period. The following tables set forth certain of the Company’s assets and liabilities measured at fair value by level within the fair value hierarchy as of March 31, 2026 and December 31, 2025:

	As of	As of
	March 31,	December 31,
	2026	2025	Input Hierarchy Level
	(in thousands)
Cash equivalents	$19,163	$22,141	Level 1
Accounts receivable, net	$15,060	$13,253	Level 2

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash equivalents: Cash equivalents primarily consist of a sweep account into money market funds, which are held at cost, which approximates fair value.

Accounts receivable, net: Accounts receivable, net include amounts due to the Company for deliveries of concentrates and doré sold to customers. Concentrate sales contracts provide for provisional pricing as specified in such contracts. These sales contain an embedded derivative related to the provisional pricing mechanism which is bifurcated and accounted for as a derivative. At the end of each reporting period, the Company records an adjustment to sales to reflect the mark-to-market of outstanding provisional invoices based on the forward price curve. Because these provisionally priced sales have not yet settled as of the reporting date, the mark-to-market adjustment related to these invoices is included in accounts receivable as of each reporting date. At March 31, 2026 and December 31, 2025, the Company had an unrealized gain of $3.5 million and an unrealized gain of $5.9 million, respectively, included in its accounts receivable on the accompanying Condensed Consolidated Interim Balance Sheets related to mark-to-market adjustments on the embedded derivatives. Please see Note 13—Derivatives in Item 1—Condensed Consolidated Interim Financial Statements and Notes (unaudited) for additional information.

Gains and losses related to changes in the fair value of embedded derivatives were included in the Condensed Consolidated Interim Statements of Operations, as shown in the following table (in thousands):

		For the three months ended March 31,		Statements of Operations
	Note	2026	2025	Classification
Realized and unrealized derivative gain, net	13	$2,832	$102	Sales, net

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

Realized/Unrealized Derivatives

The following tables summarize the Company’s realized/unrealized derivatives for the periods presented (in thousands):

	Gold	Silver	Copper	Lead	Zinc	Total
For the three months ended March 31, 2026
Realized gain	$410	$4,740	$24	$—	$12	$5,186
Unrealized (loss) gain	(41)	(2,283)	(22)	(13)	5	(2,354)
Total realized/unrealized derivatives, net	$369	$2,457	$2	$(13)	$17	$2,832

	Gold	Silver	Copper	Lead	Zinc	Total
For the three months ended March 31, 2025
Realized gain (loss)	$53	$43	$9	$—	$(81)	$24
Unrealized gain (loss)	24	66	6	4	(22)	78
Total realized/unrealized derivatives, net	$77	$109	$15	$4	$(103)	$102

19. Supplementary Cash Flow Information

Other operating adjustments, net within net cash provided by operating activities on the Condensed Consolidated Interim Statements of Cash Flows for the three months ended March 31, 2026 and 2025 consisted of the following:

	For the three months ended March 31,
	2026	2025
	(in thousands)
Unrealized gain on gold and silver rounds	$(14)	$(21)
Unrealized foreign currency exchange (gain) loss	(189)	49
Decrease in reserve for inventory	(185)	—
Other, net	175	136
Total other operatingadjustments, net	$(213)	$164

20.	Segment Reporting

The Company has organized its operations into two operating segments: Oaxaca, Mexico, and Michigan, U.S.A. Oaxaca, Mexico represents the Company’s only operating segment with a production stage property that produces gold and silver doré and copper, lead, and zinc concentrates that also contain gold and silver. Michigan, U.S.A. is an advanced exploration stage property with no current metal production. Intercompany revenue and expense amounts have been eliminated within each segment in order to report the net income (loss) before income taxes on the basis that the chief operating decision maker (“CODM”) uses internally for evaluating segment performance. The Company’s business activities that are not considered distinct segments are included in the reconciliation under the title Corporate and Other.

The Company’s operating segments reflect the way in which internally reported financial information is used to make decisions and allocate resources. The Chief Executive Officer, who is considered to be the CODM, reviews financial information presented on both a consolidated and an operating segment basis for purposes of making decisions and assessing financial performance. Net income or loss before income taxes is the measure of segment profit or loss that is regularly reviewed and is most consistent with the measurement principles used in the consolidated financial statements. The significant expenses reviewed by the CODM are production costs, depreciation and amortization, reclamation and remediation, exploration expense, and other expense, net. The CODM uses this information to assess current and/or future performance expectations, and the result of this assessment may be a reallocation of financial and/or non-financial resources among the reportable segments.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

The following table shows selected information from the Condensed Consolidated Interim Statements of Operations relating to the Company’s segments (in thousands):

			Total
	Oaxaca,	Michigan,	Reportable	Corporate
	Mexico	USA	Segments	and Other	Total
For the three months ended March 31, 2026
Sales, net	$43,943	$—	$43,943	$—	$43,943
Production costs	20,636	—	20,636	—	20,636
Depreciation and amortization	4,004	23	4,027	—	4,027
Reclamation and remediation	235	—	235	—	235
Exploration expense	1,230	209	1,439	—	1,439
G&A expenses, including Stock-based compensation	—	—	—	2,618	2,618
Other expense, net (1)	(207)	4,607	4,400	1,137	5,537
Income (loss) before income taxes	$18,045	$(4,839)	$13,206	$(3,755)	$9,451
Total assets as of March 31, 2026	$87,223	$89,363	$176,586	$19,838	$196,424
Expenditures for long-lived assets	$8,621	$—	$8,621	$—	$8,621

			Total
	Oaxaca,	Michigan,	Reportable	Corporate
	Mexico	USA	Segments	and Other	Total
For the three months ended March 31, 2025
Sales, net	$12,354	$—	$12,354	$—	$12,354
Production costs	10,708	—	10,708	—	10,708
Depreciation and amortization	2,673	26	2,699	5	2,704
Reclamation and remediation	394	—	394	—	394
Exploration expense	281	204	485	—	485
G&A expenses, including Stock-based compensation	—	—	—	1,544	1,544
Other expense, net (1)	246	4,096	4,342	(31)	4,311
Loss before income taxes	$(1,948)	(4,326)	$(6,274)	$(1,518)	$(7,792)
Total assets as of March 31, 2025	$55,527	$89,504	$145,031	$2,625	$147,656
Expenditures for long-lived assets	$1,821	$—	$1,821	$—	$1,821

(1)	Please see Note 16 —Other Expense, net in Item 1—Condensed Consolidated Interim Financial Statements and Notes (unaudited) for additional information.

Gold Resource Corporation—Condensed Consolidated Interim Financial Statements and Notes (Unaudited)

SCHEDULE “B”

GOLD RESOURCE AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

[Please see attached]

ITEM 8.FINANCIAL STATEMENTS

Indexto Financial Statements:

Page

Gold Resource Corporation—Audited Consolidated Financial Statements and Notes

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors Gold Resource Corporation

Denver, Colorado

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Gold Resource Corporation (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Concentrate sales

As described in Notes 1 and 4 to the consolidated financial statements, the Company recognized $92.0 million of revenue from concentrate sales, $0.6 million and $5.9 million of realized and unrealized gains, respectively, on embedded derivatives for the year ended December 31, 2025. Concentrate sales are initially recorded based on provisional sales prices, net of treatment and refining changes, at the time of delivery to the customer, at which point the performance obligations are satisfied and control of the product is transferred to the customer. Adjustments to the provisional sales prices are made to take into account the mark-to-market changes based on the forward prices of metal until final settlement

Gold Resource Corporation—Audited Consolidated Financial Statements and Notes

occurs. The changes in price between the provisional sales price and final sale prices are considered an embedded derivative that is required to be separated from the host contract for accounting purposes. The embedded derivative is adjusted to market through revenue each period prior to final settlement.

We identified revenue recognition of concentrate sales as a critical audit matter. The principal consideration for our determination is the judgment in estimating the value of consideration for concentrate sales, specifically the changes in metals prices between the time of delivery and final settlement. Auditing this judgment and estimate involved especially challenging and subjective auditor judgment due to the nature and extent of audit effort required to address the matter, including the need to involve personnel with specialized knowledge and skills.

The primary procedures we performed to address this critical audit matter included:

●	Testing the design and operating effectiveness of the Company’s internal controls over revenue recognition of concentrate sales.

●	Utilizing personnel with specialized skill and knowledge in valuation to obtain published forward metals pricing.

●	Assessing the reasonableness of management’s estimate for changes in metal prices between the time of delivery and final settlement with the customer by comparing it to the published forward metals pricing for the contracted quotational period of the customer contract.

/s/ BDO USA, P.C.

We have served as the Company's auditor since 2022. Spokane, Washington

March 18, 2026

Gold Resource Corporation—Audited Consolidated Financial Statements and Notes

GOLD RESOURCECORPORATION CONSOLIDATED BALANCESHEETS

(U.S. dollars in thousands, except share and per share amounts)

		As of	As of
		December 31,	December 31,
	Note	2025	2024
ASSETS
Current assets:
Cash and cash equivalents		$25,011	$1,628
Accounts receivable, net		13,253	2,184
Inventories, net	5	8,234	6,940
Prepaid expenses and other current assets	7	2,784	5,828
Total current assets		49,282	16,580
Property, plant, and mine development, net	8	134,656	128,389
Other non-current assets	9	124	905
Total assets		$184,062	$145,874
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable		$7,360	$11,258
Miningroyalty taxes payable, net		2,860	195
Accrued expenses and other current liabilities	10	7,043	3,031
Total current liabilities		17,263	14,484
Reclamation and remediation liabilities	12	10,184	10,669
Gold and silver stream agreements liability	11	90,930	74,432
Deferred tax liabilities, net	6	15,527	14,041
Contingent consideration	14	3,554	3,389
Other non-current liabilities	10	2,575	1,576
Total liabilities		140,033	118,591

Commitments and contingencies	14

Shareholders’ equity:
Common stock - $0.001 par value, 200,000,000 shares authorized:
161,767,412 and 95,324,949 shares outstandingat December 31, 2025 and December 31,
2024, respectively		162	96
Additional paid-in capital		138,458	115,319
Accumulated deficit		(87,536)	(81,077)
Treasury stock at cost, 336,398 shares		(5,884)	(5,884)
Accumulated other comprehensive loss		(1,171)	(1,171)
Total shareholders’ equity		44,029	27,283
Total liabilities and shareholders’ equity		$184,062	$145,874

The accompanying notes are an integral part of these consolidated financial statements.

Gold Resource Corporation—Audited Consolidated Financial Statements and Notes

GOLD RESOURCECORPORATION CONSOLIDATED STATEMENTS OF OPERATIONS

for the years ended December 31, 2025 and 2024

(U.S. dollars in thousands, except share and per share amounts)

		For the year ended
		December 31,
	Note	2025	2024

Sales, net	4	$99,759	$65,726
Cost of sales:
Production costs		60,283	65,552
Depreciation and amortization		11,197	18,120
Reclamation and remediation		1,499	2,545
Total cost of sales		72,979	86,217
Mine gross profit (loss)		26,780	(20,491)
Costs and expenses:
General and administrative expenses		4,258	4,283
Mexico exploration expenses		1,857	1,959
Michigan Back Forty Project expenses		793	378
Stock-based compensation	18	1,147	677
Other expense, net	19	21,775	19,452
Total costs and expenses		29,830	26,749
Loss before income taxes		(3,050)	(47,240)
Income taxprovision	6	3,409	9,261
Net loss		$(6,459)	$(56,501)
Net loss per common share:
Basic and diluted loss per common share	20	$(0.05)	$(0.61)

Weighted average shares outstanding:
Basic and diluted	20	137,319,804	91,949,110

The accompanying notes are an integral part of these consolidated financial statements.

Gold Resource Corporation—Audited Consolidated Financial Statements and Notes

GOLD RESOURCECORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

for the years ended December 31, 2025 and 2024 (U.S. dollars in thousands, except share amounts)

		Par				Accumulated
	Number of	Value of				Other	Total
	Common	Common	Additional Paid-	Accumulated	Treasury	Comprehensive	Shareholders’
	Shares	Shares	in Capital	Deficit	Stock	Loss	Equity
Balance, December 31, 2023	89,030,436	$89	$111,970	$(24,576)	$(5,884)	$(1,171)	$80,428
Stock-based compensation	—	—	647	—	—	—	647
Common stock issued for vested restricted stock units	196,991	—	—	—	—	—	—
Issuance of common stock, net of issuance costs (1)	6,510,914	7	2,733	—	—	—	2,740
Surrender of common stock for taxes due on vesting	(76,994)	—	(31)	—	—	—	(31)
Net loss	—	—	—	(56,501)	—	—	(56,501)
Balance, December 31, 2024	95,661,347	$96	$115,319	$(81,077)	$(5,884)	$(1,171)	$27,283
Stock-based compensation	—	—	344	—	—	—	344
Common stock issued for vested restricted stock units	504,810	—	—	—	—	—	—
Issuance of common stock, net of issuance costs (1)	25,139,655	25	8,615	—	—	—	8,640
Surrender of common stock for taxes due on net settlement	(284,529)	—	(93)	—	—	—	(93)
Equity settlement of PSUs and DSUs (2)	141,573	—	42	—	—	—	42
Registered Direct Offering (1)	26,736,108	27	7,468	—	—	—	7,495
Issuance of equity to settle the loan (1)	14,204,846	14	6,378	—	—	—	6,392
Warrants	—	—	385	—	—	—	385
Net loss	—	—	—	(6,459)	—	—	(6,459)
Balance, December 31, 2025	162,103,810	$162	$138,458	$(87,536)	$(5,884)	$(1,171)	$44,029

(1)	Please also see Note—15 Shareholder’s Equity for additional information.
(2)	Please also see Note—18 Stock-Based Compensation for additional information.

The accompanying notes are an integral part of these consolidated financial statements.

Gold Resource Corporation—Audited Consolidated Financial Statements and Notes

GOLD RESOURCECORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS

for the years ended December 31, 2025 and 2024 (U.S. dollars in thousands)

		For the year ended December 31,
	Note	2025	2024
Cash flows from operating activities:
Net loss		$(6,459)	$(56,501)
Adjustments to reconcile net loss to net cash provided by (used in) operatingactivities:
Deferred income taxexpense		1,408	9,131
Depreciation and amortization		12,202	19,877
Stock-based compensation		1,147	677
Interest on streaming liabilities		16,498	13,245
Other operatingadjustments, net	22	3,363	6,245
Changes in operatingassets and liabilities:
Accounts receivable		(11,069)	2,151
Inventories		(1,486)	1,822
Prepaid expenses and other current assets		(563)	(470)
Other non-current assets		319	42
Accounts payable and other accrued liabilities		(271)	3,815
Cash settled liability awards		(33)	(67)
Miningroyalty and income taxes payable, net		6,648	(594)
Net cash provided by (used in) operatingactivities		21,704	(627)
Cash flows from investing activities:
Capital expenditures		(21,060)	(7,621)
Proceeds from the sale of investments		854	1,178
Net cash used in investing activities		(20,206)	(6,443)
Cash flows from financing activities:
Net proceeds from note payable	13	6,114	-
Proceeds from ATM Program sales, net of issuance costs		8,640	2,740
Net proceeds from the Registered Direct Offerings		7,495	-
Other financing activities		(138)	(33)
Net cash provided by financing activities		22,111	2,707
Effect of exchange rate changes on cash and cash equivalents		(226)	(263)

Net increase (decrease) in cash and cash equivalents		23,383	(4,626)
Cash and cash equivalents at beginning of period		1,628	6,254
Cash and cash equivalents at end of period		$25,011	$1,628

Supplemental Cash Flow Information
Income and miningtaxes (refunded) paid		$(4,134)	$1,104
Non-cash investing or financing activities:
Value of common shares issued for share-based compensation redemption		$161	$49
Value of common shares issued to extinguish term loan		$6,397	$-
Balance of capital expenditures in accounts payable		$1,012	$495
Balance of equipment financing		$500	$744
Change in estimate for asset retirement costs		$(2,634)	$512

The accompanying notes are an integral part of these consolidated financial statements.

Gold Resource Corporation

GOLD RESOURCECORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2025 and 2024

1.	Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Gold Resource Corporation (the “Company”) was organized under the laws of the State of Colorado on August 24, 1998. The Company is a producer of doré containing gold and silver and metal concentrates that contain gold, silver, copper, lead, and zinc in Oaxaca, Mexico. The Company also has 100% interest in the Back Forty Project, an advanced Exploration Stage Property, located in Menominee County, Michigan, USA.

Recent Developments

On January 26, 2026, the Company announced that it has entered into a definitive arrangement agreement and plan of merger with Goldgroup Mining Inc., whereby Goldgroup has agreed to acquire all of the issued and outstanding shares of the Company’s common stock. For additional information, please see Item 1. Business—Recent Developments and Item 8. Financial Statements—Note 24. Subsequent Events.

Significant Accounting Policies

Basis of Presentation

The Consolidated Financial Statements included herein are expressed in United States dollars and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Consolidated Financial Statements include the accounts of the Company, its Mexican subsidiary, Don David Gold Mexico S.A. de C.V., and Aquila Resources Inc (“Aquila”) and its subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Segment Reporting

The Company has two reporting segments, based on geographic regions. Oaxaca, Mexico represents the Company’s only operating segment with a production stage property. The Company’s other reporting segment is Michigan, U.S.A., with an advanced exploration stage property. The Company’s business activities that are not considered production stage or advanced exploration stage properties are included in Corporate and Other. Please see Item 8. Financial Statements—Note 23. Segment Reporting below for additional information.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. The more significant areas requiring the use of management estimates and assumptions relate to Mineral Resources and Mineral Reserves that are the basis for future cash flow estimates utilized in impairment calculations and units-of-production depreciation calculations; future ore grades, throughput, and recoveries; future metal prices; future capital and operating costs; environmental remediation, reclamation and closure obligations; the Back Forty Project Gold and Silver Stream Agreements with Osisko Bermuda Limited (“Osisko”); contingent consideration liabilities; permitting and other regulatory considerations; asset impairments; the valuation of the Company’s investments in equity securities; future foreign exchange rates, inflation rates, and applicable tax rates; and deferred tax asset valuation and allowances. Management routinely makes judgments and estimates about the effects of matters that are inherently uncertain and bases its estimates

Gold Resource Corporation

and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of all cash balances and highly liquid investments with a remaining maturity of three months or less when purchased. Cash held in Mexican pesos or Canadian dollars is converted to U.S. dollars at the closing exchange rate at year end.

Accounts Receivable, net

Accounts receivable consists of trade receivables, which are recorded net of allowance for credit losses from the sale of doré and metals concentrates, as well as net of an embedded derivative based on mark-to-market adjustments for outstanding provisional invoices based on forward metal prices. Please see Item 8. Financial Statements—Note 16. Derivatives and Item 8. Financial Statements—Note 21. Fair Value Measurement for additional information related to the embedded derivative. As of both December 31, 2025 and 2024, the allowance for credit losses was nil.

Inventories

The major inventory categories are set forth below:

Stockpile Inventories: Stockpile inventories represent ore that has been mined and is available for further processing. Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, an estimate of the contained metals (based on assay data), and the estimated metallurgical recovery rates. Costs are allocated to stockpiles based on relative values of material stockpiled and processed using current mining costs incurred, including applicable overhead, depreciation, and amortization relating to mining operations. Material is removed at each stockpile’s average cost per tonne. Stockpiles are carried at the lower of average cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on current and long-term metals prices, less the estimated costs to complete production and to bring the product to sale.

Concentrate Inventories: Concentrate inventories include metal concentrates located either at the Company’s facilities or in transit to its customer’s port. Inventories consist of copper, lead, and zinc metal concentrates, which also contain gold and silver mineralization. Concentrate inventories are carried at the lower of cost of production or net realizable value based on current metals prices.

Doré Inventory: Doré includes gold and silver doré bars held at the Company’s facility. Doré inventories are carried at the lower of cost of production or net realizable value based on current metals prices.

Materials and Supplies Inventories: Materials and supplies inventories consist of chemical reagents, parts, fuels, and other materials and supplies. Cost includes applicable taxes and freight. Materials and supplies inventory is carried at the lower of average cost or net realizable value.

Write-downs of inventory, when needed, are charged to production costs on the Consolidated Statements of Operations. Property, Plant, and Mine Development

Land and Mineral Interests: The costs of acquiring land, mineral rights, and mineral interests are considered tangible assets. Administrative and holding costs to maintain an exploration property are expensed as incurred. If a mineable mineral deposit is discovered, such capitalized costs are amortized when production begins using the units of production (“UOP”) method. If no mineable mineral deposit is discovered, or such rights are otherwise determined to have diminished value, costs are expensed in the period in which this determination is made.

Gold Resource Corporation

Mine Development: This includes the cost of engineering and metallurgical studies; drilling and other related costs to delineate an ore body; and the cost of building access ways, shafts, lateral access, drifts, ramps, and other infrastructure. Costs incurred before mineralization is classified as Mineral Resources are expensed and classified as exploration expenses. Capitalization of mine development project costs that meet the definition of an asset begins once mineralization is classified as Mineral Resources.

Drilling costs incurred during the production phase for operational ore control are recorded as mine development and amortized using UOP. All other drilling and related costs are expensed as incurred.

Mine development costs are amortized using the UOP method based on estimated recoverable ounces in Mineral Reserves.

Property and Equipment: All items of property and equipment are carried at cost. Normal maintenance and repairs are expensed as incurred, while expenditures for major maintenance and improvements are capitalized. Gains or losses on disposition are recognized in other expense, net.

Construction in Progress: Expenditures for new facilities or equipment are capitalized and recorded at cost. Once completed and ready for its intended use, the asset is transferred to property and equipment to be depreciated or amortized.

Depreciation and Amortization: Capitalized costs are depreciated or amortized using the straight-line or UOP method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such assets or the useful life of the individual assets. The estimates for Mineral Reserves are a key component in determining the UOP depreciation rates. The estimates of Mineral Reserves may change, possibly in the near term, resulting in significant changes to depreciation and amortization rates in future reporting periods. The following are the estimated economic lives of depreciable assets:

Range of Lives
Asset retirement costs	UOP
Furniture, computer and office equipment	3 to 10 years
Light vehicles and other mobile equipment	4 years
Machinery and equipment	UOP to 8 years
Mill facilities and related infrastructure	UOP to 4 years
Mine development and mineral interests	UOP
Buildings and infrastructure	UOP to 15 years

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Asset impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset. If an impairment is indicated, a determination is made whether an impairment has occurred. Impairment losses are measured either 1) as the excess of carrying value over the total discounted estimated future cash flows, or 2) as the excess of carrying value over the fair value, using the expected fair value technique in the absence of an observable market price. Losses are charged to expense on the Company’s Consolidated Statements of Operations. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of future cash flows from other asset groups.

Existing Mineral Resources and Mineral Reserves are included when estimating the fair value in determining whether the assets are impaired. The Company’s estimates of future cash flows are based on numerous assumptions, including expected gold and other commodity prices, production levels and costs, processing recoveries, capital requirements, and estimated salvage values. It is possible that actual future cash flows will be significantly different from the estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels and costs, and capital requirements are each subject to significant risks and uncertainties.

Gold Resource Corporation

Fair Value of Financial Instruments

The recorded amounts of cash and cash equivalents, receivables from provisional concentrate sales, and accounts payable approximate fair value because of the short maturity of those instruments. The Company elected the fair value measurement option as the measurement basis for the equity investment in the common shares of Green Light Metals. This investment was sold in 2025.

Treasury Stock

Treasury stock represents shares of the Company’s common stock which have been repurchased on the open market at the prevailing market price at the time of purchase and have not been canceled. Treasury stock is shown at cost as a separate component of shareholders’ equity.

Revenue Recognition

The Company recognizes revenue from doré and concentrate sales.

Doré sales: Doré sales are recognized upon the satisfaction of performance obligations, which occurs upon delivery of doré and when the price and quantity are agreed with the customer. Doré sales are recorded using quoted metal prices, net of refining charges.

Concentrate sales: Concentrate sales are initially recorded based on 100% of the provisional sales prices, net of treatment and refining charges, at the time of delivery to the customer, at which point the performance obligations are satisfied and control of the product is transferred to the customer. Adjustments to the provisional sales prices are made to take into account the mark-to-market changes based on the forward prices of metals until final settlement occurs. The changes in price between the provisional sales price and final sales price are considered an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the concentrates at the quoted metal prices at the time of delivery. The embedded derivative, which does not qualify for hedge accounting, is adjusted to market through revenue each period prior to final settlement. Market changes in the prices of metals between the delivery and final settlement dates will result in adjustments to revenues related to previously recorded sales of concentrate. Sales are recorded net of charges for treatment, refining, smelting losses, and other charges negotiated with the buyer. These charges are estimated upon delivery of concentrates based on contractual terms and adjusted to reflect actual charges at final settlement, which normally occurs within three months. Historically, actual charges have not varied materially from the Company’s initial estimates.

Production Costs

Production costs include labor and benefits, royalties, concentrate and doré shipping costs, mining costs, fuel and lubricants, legal and professional fees related to mine operations, stock-based compensation attributable to mine workers, materials and supplies, repairs and maintenance, explosives, site support, housing and food, insurance, reagents, travel, medical services, security equipment, office rent, tools, and other costs that support mining operations.

Exploration Costs

Exploration costs are charged to expense as incurred. Costs to identify new Mineral Resources and to evaluate potential Mineral Resources are considered exploration costs. Exploration activities conducted within the defined Mineral Resources are capitalized.

Stock-Based Compensation

The Company accounts for stock-based compensation under the fair value recognition and measurement provisions of U.S. GAAP. Those provisions require all stock-based payments, including grants of stock options, restricted stock units (“RSUs”), performance share units (“PSUs”), and deferred share units (“DSUs”) to be measured based on the grant date

Gold Resource Corporation

fair value of the awards, with the resulting expense generally recognized on a straight-line basis in the Consolidated Statements of Operations over the period during which services are performed in exchange for the award. The majority of the awards are earned over a service period of three years. DSUs are earned immediately at grant and are expected to be paid out in cash in the future. PSUs and DSUs are considered liability instruments and marked-to-market each reporting period. The Company’s estimates may be impacted by certain variables including, but not limited to, stock price volatility, employee stock option exercise behaviors, additional stock option grants, and estimates of forfeitures.

Reclamation and Remediation Costs

Reclamation costs are allocated to expense over the life of the related assets and are periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the reclamation and remediation costs. Reclamation obligations are based in part on when the spending for an existing environmental disturbance will occur. The Company reviews the reclamation obligation at least on an annual basis.

In 2014, the Company became a production stage company and therefore, started capitalizing asset retirement costs along with the asset retirement obligation. Please see Item 8. Financial Statements—Note 12. Reclamation and Remediation for additional information.

Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs expected to be incurred to complete the reclamation and remediation work required to comply with existing laws and regulations. Actual costs incurred in future periods could differ from the amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss is presented in the Consolidated Statements of Changes in Shareholders’ Equity. Accumulated other comprehensive loss is composed of foreign currency translation adjustment effects related to the historical adjustment when the functional currency was the Mexican peso for the Mexico subsidiary. This loss will remain on the Consolidated Balance Sheets until the sale or dissolution of the Mexico subsidiary.

Income and Mining Royalty Taxes

Income and Mining Royalty Taxes are computed using the asset and liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial and tax reporting purposes and the effect of net operating loss and foreign tax credit carryforwards using enacted tax rates in effect in the years in which the differences are expected to reverse. Deferred taxassets and liabilities are evaluated to determine if it is more likely than not that they will be realized. Deferred tax liabilities and deferred tax assets attributable to different tax-paying components of the entity or to different tax jurisdictions are not netted against each other. Please see Item 8. Financial Statements—Note 6. Income Taxes for additional information.

Net Loss Per Share

Basic loss per share is calculated based on the weighted average number of common shares outstanding for the period. Diluted loss per share reflects the dilution that could occur if potentially dilutive securities, as determined using the treasury stock method, are converted into common stock. Potentially dilutive securities are excluded from the calculation when their inclusion would be anti-dilutive, such as periods when a net loss is reported or when the exercise price of the instrument exceeds the average fair market value of the underlying common stock.

Foreign Currency

The functional currency for all of the Company’s subsidiaries is the United States dollar (“U.S. dollar”).

Gold Resource Corporation

Concentration of Credit Risk

The Company has considered and assessed the credit risk resulting from its concentrate sales and doré sales arrangements with its customers. In the event that the Company’s relationships with its customers are interrupted for any reason, the Company believes that it would be able to locate another entity to purchase its metals concentrates and doré bars; however, any interruption could temporarily disrupt the Company’s sale of its products and materially adversely affect operating results.

Currently 100% of the Company’s total net sales from operations are coming from the Arista and Alta Gracia Mines at DDGM, the Company’s Oaxaca, Mexico business segment. Sales revenues from significant customers as a percentage of sales for the years ended December 31, 2025 and 2024 were the following:

	For the year ended December 31,
	2025	2024
Customer A	87%	19%
Customer B	12%	48%
Customer C	—%	24%

The following table shows accounts receivable from significant customers as a percentage of total accounts receivable as of December 31, 2025 and 2024:

	As of	As of
	December 31,	December 31,
	2025	2024
Customer A	100%	28%
Customer B	—%	48%
Customer C	—%	24%

Some of the Company’s operating cash balances are maintained in accounts that currently exceed federally insured limits. The Company believes that the financial strength of the depositing institutions mitigates the underlying risk of loss. To date, these concentrations of credit risk have not had a significant impact on the Company’s financial position or results of operations.

Streaming Liabilities

The Company presented the Back Forty Project gold and silver streaming liabilities initially at fair value and subsequently accreting it using a fixed market rate of interest, which is reviewed quarterly if there are any contractual amendments relating to the Osisko Stream Agreements. The interest rate is the Company’s estimated incremental borrowing rate and considers company specific factors, such as the probability for obtaining necessary permits and the completion of the mine facilities. Interest expense is recorded to the Consolidated Statements of Operations in other expense, net, and the accretion in the gold and silver stream agreements liability recorded on the Consolidated Balance Sheets.

Gold Resource Corporation

2.	New Accounting Pronouncements

Recently adopted accounting pronouncements

The FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvement to Income Tax Disclosures in December 2023, amending income tax disclosure requirements for the effective tax rate reconciliation and income taxes paid. The amendments in ASU 2023-09 are effective for fiscal years beginning after December 15, 2024, and are applied prospectively with retrospective application permitted. The Company has retrospectively adopted the income tax disclosures required under this amendment in the year ended December 31, 2025 financial statements.

Recently issued Accounting Standards Updates to become effective in future periods

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) to improve the disclosures about a public business entity’s expense and provide more detailed information about the types of expenses included in certain expense captions in the consolidated financial statements. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and the amendments in this update should be applied either prospectively or retrospectively. The Company is evaluating the impact this guidance will have on the disclosures in the consolidated financial statements.

3.	Liquidity

The Company evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date on which these financial statements are issued. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. Based on the Company’s current business plan, expectations, and assumptions considering current macroeconomic conditions, as well as based on the Company’s current forecasts, the Company believes that its existing cash and cash equivalents and cash flows from operations will be sufficient to meet its anticipated operating cash needs for at least the next twelve months from the issuance date of these financial statements.

To improve its cash position, during the year ended December 31, 2025, the Company raised $2.5 million through a registered direct offering in January 2025. In February 2025, the Company sold its interest in Green Light Metals for $0.9 million in proceeds. On May 7, 2025, the Company received a tax refund of 79.6 million pesos (approximately $4.0 million) related to DDGM taxes paid in 2023. In September 2025, the Company closed on a second registered direct offering of $11.4 million for the sale of 25,315,954 shares of the Company’s common stock at a price of $0.45 per share. The Company issued 14,204,846 of these shares, for the fair value of approximately $6.4 million, to fully pay off the term loan received in June 2025 as a non-cash equity settlement. Please see Item 8. Financial Statements—Note 13. Loan Payable for additional information. During 2025, the Company raised approximately $8.6 million through its ATM Program, after deducting the agent’s commissions and other expenses. In connection with the loan agreement described in Item 8. Financial Statements—Note 13. Loan Payable, the Company has issued a common stock purchase warrant to an affiliate of one of the private investors for the purchase of up to 1,500,000 shares of the Company’s common stock at an exercise price per share of $0.65, the aggregate exercise proceeds of which may provide additional funds for the Company.

Gold Resource Corporation

4.	Revenue

The Company derives its revenue from the sale of doré and concentrates. The following table presents the Company’s net sales disaggregated by source:

	For the year ended December 31,
	2025	2024
	(in thousands)
Doré sales, net
Gold	$1,213	$24
Silver	54	1
Less: Refiningcharges	(10)	(6)
Total doré sales, net	1,257	19
Concentrate sales
Gold	16,600	19,750
Silver	66,008	23,145
Copper	2,436	5,827
Lead	1,977	4,402
Zinc	8,360	17,313
Less: Treatment and refining charges	(3,382)	(5,700)
Total concentrate sales, net	91,999	64,737
Realized gain - embedded derivative, net (1)	602	1,231
Unrealized gain (loss) - embedded derivative, net	5,901	(261)
Total sales, net	$99,759	$65,726

(1) Copper, lead, and zinc are co-products. In the realized gain - embedded derivative, net, there are $0.1 million loss and $0.4 million gain, respectively, related to these co-products for the years ended December 31, 2025 and 2024.

5.	Inventories, net

At December 31, 2025 and 2024, inventories consisted of the following:

	As of	As of
	December 31,	December 31,
	2025	2024
	(in thousands)
Stockpiles - underground mine	$491	$73
Concentrates	2,301	902
Doré, net	—	169
Subtotal - product inventories	2,792	1,144
Materials and supplies (1)	5,442	5,796
Total	$8,234	$6,940

(1) Net of reserve for obsolescence of $1.1 million and $0.7 million as of December 31, 2025 and 2024, respectively.

Gold Resource Corporation

6.	Income Taxes

The Company accounts for income taxes in accordance with the provisions of ASC 740, “Income Taxes” (“ASC 740”) on a tax jurisdictional basis.

For financial reporting purposes, total loss before income taxes includes the following components:

	Years Ended December 31,
	2025	2024

	(in thousands)
U.S. operations	$(6,889)	$(8,257)
Foreign operations
Mexico	21,366	(38,983)
Canada	(17,527)	—
Total loss before income taxes	$(3,050)	$(47,240)

The Company’s total income taxprovision consists of the following:

	Years ended December 31,
	2025	2024

	(in thousands)
Current taxes:
U.S. Federal income tax	$(7)	$—
U. S. State income tax	52	—
Foreign
Mexico income and miningtaxes	1,964	67
Canada income tax	(8)	71
Total current taxes	$2,001	$138

Deferred taxes:
U.S. Federal income tax	$(603)	$(663)
Foreign
Mexico income and miningtaxes	2,011	9,786
Total deferred taxprovision	$1,408	$9,123
Total income taxprovision	$3,409	$9,261

The Company made the following income and mining taxpayments, net of refunds:

	Years Ended December 31,
	2025	2024

	(in thousands)
United States	$(7)	$—
Mexico	(4,056)	978
Canada	(71)	126
Total income and miningtaxes (refunded) paid	$(4,134)	$1,104

Gold Resource Corporation

The provision for income taxes for the years ended December 31, 2025 and 2024 differs from the amount of income tax determined by applying the applicable United States statutory federal income tax rate to pre-tax income from operations as a result of the following differences:

	For the year ended December 31,
	2025		2024
	(in thousands) %		(in thousands) %

Taxat U.S. federal statutory tax rate	$(640)	21.0	$(9,946)	21.0
State and local income taxes, net of federal income taxeffect	38	(1.2)	18	—
Foreign taxeffects
Mexico
Rate differential between Mexico and United States	1,923	(63.0)	(2,290)	4.8
Change in valuation allowances	(6,294)	206.4	18,864	(39.9)
Deduction for inflation in Mexico	(1,275)	41.8	(1,217)	2.6
Foreign exchange adjustments	219	(7.2)	112	(0.2)
Non-taxable or non-deductible items	1,482	(48.6)	770	(1.6)
Miningtaxes	3,387	(111.0)	(683)	1.4
Other	48	(1.7)	(351)	0.7
Canada
Rate differential between Canada and United States	1,052	(34.5)	819	(1.7)
Change in valuation allowances	2,587	(84.8)	2,084	(4.4)
Other	33	(1.1)	28	(0.1)
Taxcredits
Foreign taxcredit expirations	859	(28.2)	—	—
Changes in valuation allowance	(136)	4.4	939	(2.0)
Nontaxable or nondeductible items
Share-based payment awards	107	(3.5)	158	(0.3)
Other adjustments	19	(0.6)	(44)	0.1
Taxprovision at effective tax rate	$3,409	(111.8)	$9,261	(19.6)

Gold Resource Corporation

The following table sets forth deferred taxassets and liabilities:

	As of December 31,
	2025	2024
	(in thousands)
Deferred taxassets:
Taxloss carryforward	$34,161	$34,073
Property, plant, and mine development	8,085	8,221
Share-based compensation	171	90
Foreign taxcredits	1,112	1,971
Inventory	429	230
Foreign Mining Tax	595	—
Accrued Expenses	2,461	1,442
Gold and silver stream agreements liability	15,663	11,248
Asset retirement obligations	3,857	4,082
Accounts payable	89	497
Unrealized loss on investments	—	675
Other	1,331	211
Total deferred taxassets	$67,954	$62,740
Valuation allowance	(58,500)	(56,510)
Deferred taxassets after valuation allowance	$9,454	$6,230
Deferred tax liabilities:
Property, plant, and mine development	(19,844)	(19,426)
Unbilled revenue	(2,833)	(834)
Other	(2,304)	(11)
Total deferred tax liabilities	$(24,981)	$(20,271)
Net deferred tax liability	$(15,527)	$(14,041)

In accordance with ASC 740, the Company presents deferred tax assets net of its deferred tax liabilities on its Consolidated Balance Sheets on a jurisdictional basis. The net deferred tax liability of $15.5 million as of December 31, 2025 shown in the table above is comprised of a $12.9 million deferred tax liability related to the U.S. entities and a $2.6 million deferred tax liability related to Don David Gold Mine S.A. de C.V. (“DDGM”) in Mexico. No net deferred tax balances exist in Canada due to the existence of a full valuation allowance.

The Company evaluates the evidence available to determine whether a valuation allowance is required on deferred tax assets. In accordance with applicable accounting rules, a valuation allowance is recorded when it is more likely than not that some portion of the deferred tax assets will not be realized, after considering all available evidence, both positive and negative. As of December 31, 2025 and 2024, the Company determined that a valuation allowance of $58.5 million and $56.5 million, respectively, was necessary due to the uncertain utilization of specific deferred tax assets, with $20.4 million and $20.2 million in U.S., $16.1 million and $18.9 million in Mexico, and $22.0 million and $17.4 million in Canada, respectively. As of December 31, 2025 and 2024, respectively, $32.2 million and $28.0 million is related to Aquila in the U.S. and Canada.

With respect to the Mexico corporate income tax, in 2024, the Company recorded a valuation allowance on the Mexico corporate income tax net deferred tax assets for $18.9 million due primarily to recent losses at the Mexico mine. In 2025, the Company utilized $3.0 million of its Mexico net operating loss deferred tax asset to offset corporate taxable income from its Mexico operations. The full valuation allowance of all remaining Mexico corporate income tax net deferred tax assets remains in place primarily due to cumulative losses in recent years. If the Mexico mine continues to operate profitably and cumulative losses in recent years is no longer present, the Company will evaluate whether reversing the full valuation allowance is appropriate at such time.

As discussed in the Mexico Mining Taxation section below, Mexico imposes a mining tax that is treated as an income tax. The Mexico mining tax is determined separately from corporate income tax. As of December 31, 2025, the Company recorded a partial valuation allowance of $0.9 million on the related deferred tax asset based on the nature of that asset. The remaining Mexico mining taxdeferred taxassets are more likely than not expected to be realized through existing deferred tax liabilities associated with the Mexico mining tax.

Gold Resource Corporation

The following table shows the changes in the Company’s valuation allowance balances:

	Years Ended December 31,
	2025	2024
	(in thousands)
Valuation allowance - beginning balance	$56,510	$32,808
Additions charged to income taxexpense	5,791	4,967
Increase due to initial valuation allowance placed on Mexico income tax	—	18,864
Increase related to Mexico foreign exchange rates	2,706	—
Decrease due to utilization of Mexico net operating loss carryforwards	(3,005)	—
Additional allowances taken or written off	(3,502)	(129)
Valuation allowance - endingbalance	$58,500	$56,510

Of the total valuation allowance of $58.5 million and $56.5 million as of December 31, 2025 and 2024, respectively, $31.2 and $28.0 was primarily due to the uncertain utilization of net operating loss carryforwards, with $18.1 million and $17.2 million in U.S., $6.2 million and $7.9 million in Mexico, and $6.3 million and $6.1 million in Canada, respectively. As of December 31, 2025 and 2024, $15.6 million and $15.8 million, respectively, is related to Aquila in the U.S. and Canada.

At December 31, 2025, the Company has U.S. federal loss carryforwards of $87.6 million, of which $67.0 million have no expiration date, and $20.6 million that expire at various dates between 2027 and 2037; U.S. Foreign Tax Credits of $1.1 million that expire in 2026; state of Colorado tax loss carryforwards of $59.8 million, of which $29.1 million expire at various dates between 2026 and 2037 and $30.6 million that have no expiration; state of Michigan tax loss carryforwards of $20.6 million expiring at various dates between 2026 and 2035; Wisconsin tax loss carryforwards of $4.0 million expiring in 2042; Mexico tax loss carryforwards of

$20.7 million expiring between 2033 and 2034; and Canadian tax loss carryforwards of $23.6 million that expire at various dates between 2026 and 2045.

Mexico Mining Taxation

Mining entities in Mexico are subject to two mining duties, in addition to the 30% Mexico corporate income tax: (i) a “special” mining duty of 8.5% of taxable income as defined under Mexican tax law (also referred to as “mining royalty tax”) on extraction activities performed by concession holders, and (ii) the “extraordinary” mining duty of 1.0% on gross revenue from the sale of gold, silver, and platinum. The mining royalty tax is generally applicable to earnings before income tax, depreciation, depletion, amortization, and interest. In calculating the mining royalty tax, there are no deductions related to depreciable costs from operational fixed assets, but prospecting and exploration expenses are amortized at 10% annually. Both duties are taxdeductible for income taxpurposes. As a result, the effective tax rate applicable to the Company’s Mexican operations is substantially higher than Mexico’s statutory rate.

On November 15, 2024, the Mexican government signed into law a rate increase of the “special” mining duty from 7.5% to 8.5% of the applicable taxable income, and for the “extraordinary” mining duty an increase from 0.5% to 1% on applicable gross revenue. The new taxrates became effective January 1, 2025.

The Company periodically transfers funds from its Mexican wholly owned subsidiary to the U.S. in the form of dividends. According to the existing U.S. – Mexico tax treaty, the dividend withholding tax between these countries is reduced to 5% or 0% if certain requirements are met. In 2024, the Company paid $0.1 million withholding tax on dividends received from Mexico. At the end of 2024, the Company determined that it met requirements for a 0% withholding tax on dividends received from Mexico, and as a result, no dividend withholding taxes were required in 2025.

Other Tax Disclosures

On July 4, 2025, the One Big Beautiful Bill Act (the “OBBBA”) was enacted in the U.S. The OBBBA permanently extends multiple taxprovisions of the 2017 Tax Cuts and Jobs Act, as well as repeals, modifies, and introduces various other tax provisions. The legislation has multiple effective dates, with certain provisions effective in 2025 and others

Gold Resource Corporation

implemented through 2027. The Company does not anticipate the bill will have a material impact on the consolidated financial statements.

The Company files U.S. and various state income tax returns, as well as foreign income tax returns in Canada and Mexico, with varying statutes of limitations. In general, the statute of limitations is three years in the United States and in Canada. However, the Company has net operating loss and taxcredit carryforward balances beginning in the taxyear ended December 31, 2007 for the United States and in the tax year ended December 31, 2006 for Canada. As a result, all tax years since 2007 remain open to examination in the United States and all tax years since 2006 remain open to examination in Canada. In Mexico, the statute of limitations is generally five years, which currently is 2019 and forward. The Company is under audit in Mexico for the tax year ended December 31, 2015. All other years are closed to inspection outside of the standard statute of limitations window in Mexico.

In October 2023, the Company received a notification from the Mexican Tax Administration Services (“SAT”) with a sanction of 331 million pesos (approximately $18.4 million as of December 31, 2025) as the result of a 2015 tax audit that began in 2021. The 2015 tax audit performed by SAT encompassed various tax aspects, including but not limited to intercompany transactions, mining royalty tax, and extraordinary mining tax. Management is in process of disputing this tax notification and sent a letter of protest to the tax authorities along with providing all requested documentation. If necessary, management intends to pursue legal avenues of protest, including filing a lawsuit with the Mexico court system, if necessary, to ensure that these adjustments are removed. Management believes the position taken on the 2015 income tax return meets the more-likely-than-not threshold and that as of December 31, 2025 and December 31, 2024, the Company has no liability for uncertain tax positions. If the Company were to determine there was an unrecognized tax benefit, the Company would recognize the liability and related interest and penalties within income tax(benefit) provision.

7.	Prepaid Expenses and Other Current Assets

At December 31, 2025 and 2024, prepaid expenses and other current assets consisted of the following:

	As of	As of
	December 31,	December 31,
	2025	2024
	(in thousands)
Advances to suppliers	$1,080	$46
Prepaid insurance	1,106	1,121
Prepaid income tax	—	3,906
Other current assets	598	755
Total	$2,784	$5,828

IVA taxes receivable, net is a value added (“IVA”) tax in Mexico assessed on purchases of materials and services and sales of products. Likewise, businesses owe IVA taxes as the business sells a product and collects IVA taxes from its customers. Businesses are generally entitled to recover the taxes they have paid related to purchases of materials and services, either as a refund or credit to IVA tax payable. Amounts recorded as IVA taxes in the consolidated financial statements represent the net estimated IVA tax receivable or payable, since there is a legal right of offset of IVA taxes. As of December 31, 2025, this resulted in a liability balance of $1.4 million, which is included in taxes payable, net within the table in Item 8. Financial Statements —Note 10. Accrued Expenses and Other Liabilities, and as of December 31, 2024, this resulted in an asset balance of $0.5 million, which is included in other current assets in the table above.

Gold Resource Corporation

8.	Property, Plant and Mine Development, net

At December 31, 2025 and 2024, property, plant and mine development consisted of the following:

	As of	As of
	December 31,	December 31,
	2025	2024
	(in thousands)
Asset retirement costs (“ARO asset”)	$4,106	$6,740
Construction-in-progress	4,020	1,165
Furniture and office equipment	1,855	1,722
Land	9,033	9,033
Mineral interest	79,543	79,543
Light vehicles and other mobile equipment	2,371	2,118
Machinery and equipment	47,582	44,858
Mill facilities and infrastructure	36,524	36,463
Mine development	136,089	120,906
Software and licenses	1,554	1,554
Subtotal	322,677	304,102
Accumulated depreciation and amortization	(188,021)	(175,713)
Total	$134,656	$128,389

An asset retirement adjustment of $2.6 million was recognized on December 31, 2025 due to changes in estimates in the reclamation model, also decreasing the asset retirement obligations. Please see Item 8. Financial Statements —Note 12. Reclamation and Remediation for additional information.

Gold Resource Corporation

9.	Other Non-current Assets

At December 31, 2025 and 2024, other non-current assets consisted of the following:

	As of	As of
	December 31,	December 31,
	2025	2024
	(in thousands)
Investment in Green Light Metals	—	852
Other non-current assets	124	53
Total	$124	$905

Investment in Green Light Metals

On December 28, 2022, the Company received 12.25 million common shares of Green Light Metals as a settlement for a promissory note receivable acquired with the Aquila acquisition. This represented approximately 28.5% ownership in Green Light Metals at the time. In the first quarter of 2025, through its subsidiary, Aquila Resources USA Inc., the Company entered into a share purchase agreement with multiple purchasers to sell all of its interest in the Green Light Metals shares, for $0.10 Canadian dollars (“C$”) per share, for total net proceeds of C$1.2 million ($0.9 million), which was received on February 11, 2025. As of December 31, 2024, the fair value of this investment was $0.9 million.

10.	Accrued Expenses and Other Liabilities

At December 31, 2025 and 2024, accrued expenses and other current and non-current liabilities consisted of the following:

	As of	As of
	December 31,	December 31,
	2025	2024
	(in thousands)
Accrued royalty payments	$800	$650
Accrual for short-term incentive plan	835	701
Liability for Aquila drillhole plugging	8	8
Share-based compensation liability - current	—	33
Equipment financing	437	744
Taxes payable, net (1)	1,407	—
Employee profit sharingobligation	880	5
Employee withholdings and taxes payable	2,597	846
Other payables	79	44
Total accrued expenses and other current liabilities	$7,043	$3,031

Accrued non-current labor obligation	$1,431	$1,251
Stock-based compensation liability	1,032	318
Other lease liability	49	—
Other long-term liabilities	63	7
Total other non-current liabilities	$2,575	$1,576

(1)    Taxes payable, net includes IVA tax in Mexico, assessed on purchases of materials and services and sales of products. Likewise, businesses owe IVA taxes as they sell a product and collect IVA taxes from their customers. Businesses are generally entitled to recover the taxes they have paid related to purchases of materials and services, either as a refund or credit to IVA tax payable. Amounts recorded as IVA taxes in the consolidated financial statements represent the net estimated IVA tax receivable or payable, since there is a legal right of offset of IVA taxes. As of December 31, 2025, this resulted in a liability balance of $1.4 million, which is included in accrued expenses and other liabilities in the table above, and as of December 31, 2024, this resulted in an asset balance of $0.5 million, which is included in other current assets, within the table in Item 8. Financial Statements —Note 7. Prepaid Expenses and Other Current Assets.

Gold Resource Corporation

Under Mexican law, employees are entitled to receive statutory profit sharing (Participacion a los Trabajadores de las Utilidades or “PTU”) payments. The required cash payment to employees in the aggregate is equal to 10% of their employer’s profit subject to PTU, which differs from profit determined under U.S. GAAP.

As of December 31, 2025, $0.9 million was recorded for PTU payments in current liabilities and production costs, as well as

$1.4 million for statutory employee severance benefits in other long-term liabilities and other expenses. As of December 31, 2024, $5 thousand was recorded for PTU payments in current liabilities and production costs, as well as $1.3 million for statutory employee severance benefits in other long-term liabilities and other expenses.

PSU and DSU awards contain a cash settlement feature and are therefore classified as liability instruments and are marked to fair value each reporting period. Please see Item 8. Financial Statements —Note 18. Stock-Based Compensation for additional information.

11.	Gold and Silver Stream Agreements

The following table presents the Company’s liabilities related to the Osisko StreamAgreements as of December 31, 2025 and

2024:

	As of	As of
	December 31,	December 31,
	2025	2024
	(in thousands)
Liability related to the Osisko Gold Stream Agreement	$40,397	$33,067
Liability related to the Osisko Silver Stream Agreement	50,533	41,365
Total liability	$90,930	$74,432

The Osisko Stream Agreements contain customary provisions regarding default and security. In the event that the Company’s subsidiary, Aquilla Resources Inc., defaults under the Osisko Stream Agreements, including by failing to acquire the required permits and achieve commercial production by the agreed upon dates, it may be required to repay the deposit plus accumulated interest at a rate agreed with Osisko. If the subsidiary fails to do so, Osisko may elect to enforce its remedies as a secured party and take possession of the assets that comprise the Back Forty Project.

Gold Streaming Agreement

In November 2017, Aquila entered into a stream agreement with Osisko, pursuant to which Osisko agreed to commit approximately $55.0 million to Aquila through a gold stream purchase agreement (the “Osisko Gold Stream Agreement”). In June 2020, Aquila amended the Osisko Gold Stream Agreement, reducing the total committed amount to $50.0 million, as well as adjusting certain milestone dates under the gold stream to align with the current project development timeline. Aquila received a total of $20.0 million of the funds committed at the time of the Company’s acquisition. Remaining deposits from Osisko are $5.0 million upon receipt of permits required for the development and operation of the Back Forty Project and $25.0 million upon the first drawdown of an appropriate project debt finance facility. Osisko has been provided a general security agreement over the Back Forty Project, which consists of the subsidiaries of Gold Resource Acquisition Sub. Inc., a 100% owned subsidiary of the Company. The initial term of the Osisko Gold Stream Agreement is for 40 years, automatically renewable for successive ten-year periods. The Osisko Gold StreamAgreement is subject to certain operating and financial covenants, which are in good standing as of December 31, 2025. In March 2024, the Company secured an amendment to the Osisko Gold Stream Agreement that deferred the required completion of certain operational milestones related to permitting from 2024 to 2026. The amended Osisko Gold Stream Agreement requires the Company’s subsidiary to obtain all material permits necessary for the construction and operation of the Back Forty Project by June 20, 2026, with a grace period through November 30, 2026. If such permits are not obtained on time, the Company’s subsidiary may default on the streaming agreement and all funds, including interest, become due immediately or Osisko may be entitled to enforce its remedies as a secured party and take possession of the assets that comprise the Back Forty Project.

Gold Resource Corporation

The $20.0 million received from Osisko pursuant to the Osisko Gold Stream Agreement through December 31, 2025 is shown as a long-term liability on the Consolidated Balance Sheets. A periodic interest expense is calculated based on a fixed market rate of interest, which is reviewed quarterly if there are any contractual amendments relating to the Osisko Stream Agreements. The fixed interest rate is applied on the Osisko advance payments and calculated on the total expected life-of-mine production to be deliverable and was 22.2% per annum at December 31, 2025 and 2024. As the remaining $30.0 million deposit is subject to the completion of specific milestones and the satisfaction of certain other conditions, this amount is not reflected on the Consolidated Balance Sheets.

Per the terms of the Osisko Gold Stream Agreement, Osisko will purchase 18.5% of the refined gold from Back Forty (the “Threshold Stream Percentage”) until the Company’s subsidiary has delivered 105,000 gold ounces (the “Production Threshold”). Upon satisfaction of the Production Threshold, the Threshold Stream Percentage will be reduced to 9.25% of the refined gold (the “Tail Stream”). In exchange for the refined gold delivered under the Stream Agreement, Osisko will pay the Company’s subsidiary ongoing payments equal to 30% of the spot price of gold on the day of delivery, subject to a maximum payment of $600 per ounce. Where the market price of gold is greater than the price paid, the difference realized from the sale of the gold will be applied against the deposit received from Osisko. Please see Item 8. Financial Statements —Note 14. Commitments and Contingencies for additional information.

Silver Stream Agreement

Through a series of contracts, Aquila executed a silver stream agreement with Osisko to purchase 85% of the silver produced and sold at the Back Forty Project (the “Osisko Silver Stream Agreement”). A total of $17.2 million has been advanced under the Osisko Silver StreamAgreement as of December 31, 2025. There are no future deposits remaining under the Osisko Silver Stream Agreement. The initial term of the Osisko Silver Stream Agreement is for 40 years, automatically renewable for successive ten-year periods. The Osisko Silver Stream Agreement is subject to certain operating and financial covenants, which are in good standing as of December 31, 2025. In March 2024, the Company secured an amendment to the Osisko Silver StreamAgreement that deferred the required completion of certain operational milestones related to permitting from 2024 to 2026. The amended Osisko Silver Stream Agreement requires the Company’s subsidiary to obtain all material permits necessary for the construction and operation of the Back Forty Project by June 20, 2026, with a grace period through November 30, 2026. If such permits are not obtained on time, the Company’s subsidiary may default on the streaming agreement and all funds, including interest, become due immediately or Osisko may be entitled to enforce its remedies as a secured party and take possession of the assets that comprise the Back Forty Project.

Per the terms of the Osisko Silver Stream Agreement, Osisko will purchase 85% of the silver produced from the Back Forty Project at a fixed price of $4.00 per ounce of silver. Where the market price of silver is greater than $4.00 per ounce, the difference realized from the sale of the silver will be applied against the deposit received from Osisko.

The $17.2 million received from Osisko pursuant to the Osisko Silver StreamAgreement through December 31, 2025 is shown as a long-term liability on the Consolidated Balance Sheets. A periodic interest expense is calculated based on a fixed market rate of interest, which is reviewed quarterly if there are any contractual amendments relating to the Osisko Stream Agreements. The fixed interest rate is applied on the Osisko advance payments and calculated on the total expected life-of-mine production to be deliverable and was 22.2% per annum at December 31, 2025 and 2024. Please see Item 8. Financial Statements—Note 14. Commitments and Contingencies for additional information.

Gold Resource Corporation

12.	Reclamation and Remediation

The following table presents the changes in the Company’s reclamation and remediation obligations for the years ended December 31, 2025 and 2024:

	2025	2024
	(in thousands)
Reclamation liabilities – balance at beginning of period	$1,839	$2,233
Foreign currency exchange loss (gain)	260	(394)
Reclamation liabilities – balance at end of period	2,099	1,839
Asset retirement obligation – balance at beginning of period	8,838	9,562
Changes in estimate (1)	(2,634)	512
Liability for Aquila drillhole plugging	98	(329)
Accretion	499	793
Foreign currency exchange loss (gain)	1,292	(1,700)
Asset retirement obligation – balance at end of period	8,093	8,838
Total period end balance	$10,192	$10,677

(1)    In 2025, the Company updated its closure plan study, which resulted in a $2.6 million decrease in the estimated liability and ARO asset. In 2024, the Company updated its closure plan study to include current disturbances, which resulted in a $0.5 million increase in the estimated liability and ARO asset.

The following table presents the reclamation and remediation obligations as of December 31, 2025 and December 31, 2024:

	As of	As of
	December 31,	December 31,
	2025	2024
	(in thousands)
Current reclamation and remediation liabilities (1)	$8	$8
Non-current reclamation and remediation liabilities	10,184	10,669
Total	$10,192	$10,677

(1)    The current portion of reclamation and remediation liabilities related to drill hole plugging in Aquila, Michigan, are included in Accrued expenses and other current liabilities. Please see Item 8. Financial Statements—Note 10. Accrued Expenses and Other Liabilities for additional information.

The Company’s undiscounted reclamation liabilities of $2.1 million and $1.8 million as of December 31, 2025 and 2024, respectively, are related to DDGM in Mexico. These represent reclamation liabilities that were expensed through 2013 before proven and probable Mineral Reserves were established and the Company was considered to be a development stage entity; therefore, most of the costs, including asset retirement costs, were not allowed to be capitalized as part of the property, plant, and mine development.

The Company’s asset retirement obligations reflect the additions to the asset for reclamation and remediation costs in property, plant, and mine development, post-2013 development stage status, which were discounted using a credit adjusted risk-free rate of 9%. As of December 31, 2025 and 2024, the Company’s asset retirement obligation was $8.1 million and $8.8 million, respectively.

13.	Loan Payable

On June 26, 2025, the Company executed a loan agreement in the amount of $6.28 million, to be used for working capital. The loan bears a simple interest at a rate per annum equal to the sum of (i) the published Secured Overnight Financing Rate for a 1-month interest period (“SOFR”) plus (ii) five percent (5.0%), with the initial interest rate of 9.32%. Principal and all interest are due and payable on December 26, 2026, but the Company repaid it without penalty in September from the proceeds of the Registered Direct Offering.

Gold Resource Corporation

In connection with the loan agreement, the Company has issued a common stock purchase warrant to an affiliate of one of the private investors for the purchase of up to 1,500,000 shares of the Company’s common stock at an exercise price per share of

$0.65. These warrants qualified for equity accounting and were valued using a Black-Scholes model. The loan and warrants were recorded on a relative fair value basis.

On September 3, 2025, the Company fully paid its outstanding term loan liability balance of $5.9 million, along with applicable interest, by issuing 14,204,846 shares of its common stock. The common stock issued had an aggregate fair value of approximately

$6.4 million, based on the average spot price of the Company’s common stock on August 20, 2025. As a result, the Company recognized a loss on the extinguishment of the debt of $0.5 million, recognized in other expense, net. Please see Item 8. Financial Statements—Note 19. Other Expense, Net for additional information.

14.	Commitments and Contingencies

As of December 31, 2025 and 2024, the Company had equipment purchase commitments aggregating approximately $4.3 million and $1.5 million, respectively.

Contingent Consideration

With the Aquila acquisition, the Company assumed a contingent consideration. On December 30, 2013, Aquila’s shareholders approved the acquisition of 100% of the shares of HudBay Michigan Inc. (“HMI”), a subsidiary of HudBay Minerals Inc. (“HudBay”), effectively giving Aquila 100% ownership in the Back Forty Project (the “HMI Acquisition”). Pursuant to the HMI Acquisition, HudBay’s 51% interest in the Back Forty Project was acquired in consideration for the issuance of common shares of Aquila, future milestone payments tied to the development of the Back Forty Project and a 1% net smelter return royalty on production from certain land parcels in the Back Forty Project. The issuance of shares and 1% net smelter obligations were settled before the Company acquired Aquila.

The contingent consideration is composed of the following:

The value of future installments is based on C$9.0 million tied to the development of the Back Forty Project as follows:

a.	C$3.0 million payable on completion of any form of financing for purposes including the commencement of construction of Back Forty, up to 50% of the C$3 million can be paid, at the Company’s option in Gold Resource Corporation shares with the balance payable in cash;

b.	C$2.0 million payable in cash 90 days after the commencement of commercial production;

c.	C$2.0 million payable in cash 270 days after the commencement of commercial production; and

d.	C$2.0 million payable in cash 450 days after the commencement of commercial production.

Initially, the Company intended to pay the first C$3.0 million in 2023 to prevent HudBay’s 51% buy-back option in the Back Forty Project. Management later decided that it was more likely than not that HudBay would not exercise its buy-back option, and consequently, this amount was not paid. Additionally, since financing of the Back Forty Project was not expected in 2024, this liability was reclassified to long-term. As of the end of January 2024, by the contractual deadline, HudBay did not exercise its buy-back option, and thus, it is forfeited.

The total value of the contingent consideration as of December 31, 2025 and 2024 was $3.6 million and $3.4 million, respectively. The contingent consideration is adjusted for the time value of money and the likelihood of the milestone payments. While the likelihood of milestone payments did not change from the year ended December 31, 2024 to December 31, 2025, the timing of expected commercial production was extended by one year, thus the timing of the payments was likewise shifted to begin one year later. Any future change in the value of the contingent consideration is recognized in other expense, net, in the Consolidated Statements of Operations.

Gold Resource Corporation

The following table shows the change in the balance of the contingent consideration for the year ended December 31, 2025 and for the year ended December 31, 2024:

	2025	2024
	(in thousands)
Beginning Balance of Contingent Consideration
Non-current contingent consideration	$3,389	$3,404

Change in valueof contingent consideration - non-current	165	(15)

Ending Balance of contingent consideration:
Non-current contingent consideration	$3,554	$3,389

Other Contingencies

The Company has certain other contingencies resulting from litigation, claims, and other commitments and is subject to a variety of environmental and safety laws and regulations incident to the ordinary course of business. The Company currently has no basis to conclude that any or all of such contingencies will materially affect its financial position, results of operations, or cash flows. However, in the future, there may be changes to these contingencies, or additional contingencies may occur, any of which might result in an accrual or a change in current accruals recorded by the Company, and there can be no assurance that their ultimate disposition will not have a material adverse effect on the Company’s financial position, results of operations or cash flow.

On December 10, 2021, the Company acquired Aquilla Resource Inc which had substantial liabilities that relate to the Osisko Stream Agreements. Under the agreements, Osisko deposited a total of $37.2 million upfront in exchange for a portion of the future gold and silver production from the Back Forty Project. The Osisko Stream Agreements contain customary provisions regarding default and security. In the event that the Company’s subsidiary defaults under the Osisko StreamAgreements, including failing to obtain the required permits or achieve commercial production at a future date, Aquila Resource Inc. may be required to repay the deposit plus accumulated interest at a rate agreed with Osisko. If Aquila fails to do so, Osisko may be entitled to enforce its remedies as a secured party and take possession of the assets that comprise the Back Forty Project.

15.	Shareholders’ Equity

The Company’s At-The-Market Offering Agreement with H.C. Wainwright & Co., LLC (the “Agent”), which was entered into in November 2019, was renewed in June 2023, pursuant to which the Agent agreed to act as the Company’s sales agent with respect to the offer and sale from time to time of the Company’s common stock having an aggregate gross sales price of up to $75.0 million (the “ATM Program”). During the year ended December 31, 2025, an aggregate of 25,139,655 shares of the Company’s common stock were sold and settled through the ATM Program for net proceeds to the Company of $8.6 million after deducting agent’s commissions and other fees. During the year ended December 31, 2024, 6,510,914 shares of the Company’s common stock were sold and settled through the ATM Program for net proceeds to the Company of $2.7 million after deducting agent’s commissions and other fees.

On January 21, 2025, the Company closed on a registered direct offering for the purchase of 15,625,000 shares of the Company’s common stock at a price of $0.16 per share, resulting in total gross proceeds to the Company of approximately $2.5 million. On September 3, 2025, the Company closed on a second registered direct offering of $11.4 million for the sale of 25,315,954 shares of the Company’s common stock at a price of $0.45 per share. The Company issued 14,204,846 of these shares, for the fair value of approximately $6.4 million, to fully pay off the term loan received in June 2025 as a non-cash equity settlement.

In connection with the loan the Company received on June 26, 2025, the Company issued 1,500,000 common stock purchase warrants for the purchase of up to 1,500,000 shares of the Company’s common stock at an exercise price per share of $0.65, subject to adjustment as provided in the warrant agreement. The warrants will expire on June 26, 2027.

Gold Resource Corporation

These warrants qualified for equity accounting and were valued using a Black-Scholes model, with the significant input assumptions being an expected term of 2 years, 96.2% annualized volatility, 3.7% risk-free interest rate, and 0% dividend yield.

16.	Derivatives

Embedded Derivatives

Concentrate Sales

Concentrate sales contracts contain embedded derivatives due to the provisional pricing terms for shipments pending final settlement. At the end of each reporting period, the Company records an adjustment to accounts receivable and revenue to reflect the mark-to-market adjustments for outstanding provisional invoices based on forward metal prices. Please see Item 8. Financial Statements —Note 21. Fair Value Measurement for additional information.

The following table summarizes the Company’s unsettled sales contracts at December 31, 2025, with the quantities of metals under contract subject to final pricing occurring through March 2026:

	Gold	Silver	Copper	Lead	Zinc
	(ounces)	(ounces)	(tonnes)	(tonnes)	(tonnes)	Total
Under contract	2,508	909,332	107	317	1,290
Average forward price (per ounce or tonne)	$4,038	$51.53	$10,865	$1,960	$3,025
Unsettled sales contracts value (in thousands)	$10,127	$46,858	$1,163	$621	$3,902	$62,671

The Company manages credit risk by entering into arrangements with counterparties believed to be financially strong, and by requiring other credit risk mitigants, as appropriate. The Company actively evaluates the implicit creditworthiness of its counterparties, and monitors credit exposures.

17.	Employee Benefits

Effective October 2012, the Company adopted a profit-sharing plan (the “Plan”) which covers all U.S. employees. The Plan meets the requirements of a qualified retirement plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code. The Plan also provides eligible employees the opportunity to make tax deferred contributions to a retirement trust account up to 90% of their qualified wages, subject to the IRS annual maximums.

On April 23, 2021, a decree that reforms labor outsourcing in Mexico was published in the Federation’s Official Gazette. This decree amended the outsourcing provisions, whereby operating companies can no longer source their labor resources used to carry out the core business functions from service entities or third-party providers. Under Mexican law, employees are entitled to receive statutory profit sharing PTU payments. The required cash payment to employees in the aggregate is equal to 10% of their employer’s profit subject to PTU, which differs from profit determined under U.S. GAAP. Please see Item 8. Financial Statements

—Note 10. Accrued Expenses and Other Liabilities for additional information.

18.	Stock-Based Compensation

The Company’s compensation program comprises three main elements: base salary, an annual short-term incentive plan (“STIP”) cash award, and long-term equity-based incentive compensation (“LTIP”) in the form of stock options, RSUs, PSUs, and DSUs.

The Gold Resource Corporation 2016 Equity Incentive Plan (the “Incentive Plan”) allows for the issuance of up to 5.0 million shares of common stock in the form of incentive and non-qualified stock options, stock appreciation rights, RSUs, stock grants, stock units, performance shares, PSUs, and performance cash. Effective January 1, 2021, the

Gold Resource Corporation

Company’s Board of Directors, on the recommendation of the Compensation Committee, implemented a program to issue DSUs, which are qualifying instruments under the terms of the Company’s Incentive Plan, to eligible directors. Additionally, pursuant to the terms of the Incentive Plan, any award outstanding under the prior plan that is terminated, expired, forfeited, or canceled for any reason, will be available for grant under the Incentive Plan.

The Company’s STIP provides for an annual cash bonus payable upon achievement of specified performance metrics for its management team. As of December 31, 2025, the Company accrued $0.5 million in accrued expenses and other current liabilities related to the STIP program. As of December 31, 2024, the Company accrued $0.7 million in accrued expenses and other current liabilities related to the program.

Stock-Based Compensation Expense

Stock-based compensation expense for stock options, RSUs, PSUs, and DSUs is as follows:

	For the year ended December 31,
	2025	2024
	(in thousands)
Stock options	$—	$22
Restricted stock units	344	625
Performance share units	190	50
Deferred share units	613	(20)
Total	$1,147	$677

The estimated unrecognized stock-based compensation expense from unvested RSUs, as of December 31, 2025, was $0.2 million and is expected to be recognized over the weighted average remaining periods of 0.88 years. As DSUs are vested immediately at grant, the full amount of fair value is recognized as expense at the time of grant. In addition, a mark-to-market adjustment due to fluctuation of share price is recognized at the end of each period related to the DSUs. The fair value of the PSUs is recognized over their vesting period of three years, and similarly to the DSUs, a mark-to-market adjustment due to fluctuation of the share price, as well as due to changes in the performance, is recognized at the end of each period related to the proportionate number of units based on passage of time.

Stock Options

A summary of stock option activity under the Incentive Plan for the years ended December 31, 2025 and 2024 is presented below:

			Weighted Average	Aggregate
		Weighted	Remaining	Intrinsic
	Stock	Average Exercise	Contractual Term	Value
	Options	Price (per share)	(in years)	(in thousands)
Outstandingas of December 31, 2023	840,612	$2.99	7.36	$—
Granted, Exercised, Expired, or Forfeited	—	—
Outstandingas of December 31, 2024	840,612	$2.99	6.37	$—
Expired	(80,204)	2.41
Outstandingas of December 31, 2025	760,408	$3.05	5.28	$—
Vested and exercisable as of
December 31, 2025	760,408	$3.05	5.28	$—

During the years ended December 31, 2025 and 2024, no stock options were granted or exercised.

Gold Resource Corporation

The following table summarizes information about stock options outstanding as of December 31, 2025:

	Outstanding		Exercisable		Weighted Average Range of Exercise Prices
$0.00 - $2.50	160,408	6.22	$2.41	160,408	$2.41
$2.51 -$5.00	600,000	5.03	$3.22	600,000	$3.22
	760,408	5.28	$3.05	760,408	$3.05

Restricted Stock Units

A summary of RSU activity under the Incentive Plan for the years ended December 31, 2025 and 2024 is presented below:

	Restricted Stock Units
Nonvested as of December 31, 2023	847,255	$319	1.93	$1.17
Granted	832,091	0.56
Granted in lieu of bonus	637,929	0.56
Vested but not redeemed (deferred)	(134,257)	1.46
Vested and redeemed	(119,997)	1.21
Vested and withheld for net settlement	(76,994)	1.26
Forfeited	(54,769)	0.95
Nonvested as of December 31, 2024	1,931,258	$444	1.78	$0.69
Vested but not redeemed (deferred)	(256,004)	0.60
Vested and redeemed	(295,614)	0.87
Vested and withheld for net settlement	(209,196)	0.91
Forfeited	(387,861)	0.63
Nonvested as of December 31, 2025	782,583	$648	0.88	$0.61

RSUs of nil and 1,470,020, respectively, were granted during the years ended December 31, 2025 and 2024. The weighted average grant date fair value per share of RSUs granted during the years ended December 31, 2025 and 2024 was nil and $0.56, respectively. The grant date fair value of RSUs is determined by the 20-day volume-weighted average price of the Company’s common shares at grant date. During the years ended December 31, 2025 and 2024, 760,814 and 331,248 RSUs vested, with a fair value of $0.2 million and $0.1 million, respectively.

Gold Resource Corporation

Performance Stock Units

A summary of PSU activity under the Incentive Plan for the years ended December 31, 2025 and 2024 is presented below:

	Performance		Weighted Average
	Share	Liability Balance	Grant Date
	Units	(in thousands)	Fair Value
Outstandingas of December 31, 2023	880,926	$164	$1.45
Granted	682,367		0.56
Redeemed	(201,258)		2.10
Forfeited	(33,113)		0.90
Outstandingas of December 31, 2024 (1)	1,328,922	$148	$0.91
Redeemed (2)	(283,460)		1.75
Withheld for net settlement	(48,066)		0.90
Forfeited	(262,228)		0.61
Outstandingas of December 31, 2025 (1)	735,168	$248	$0.69

(1)	As of December 31, 2023, the 0.9 million outstanding PSUs included 0.3 million PSUs that were vested in 2023 but redeemed only in 2024. As of December 31, 2024, the 1.3 million outstanding PSUs included 0.2 million PSUs that were vested in 2024 but redeemed only in 2025. As of December 31, 2025, the 0.7 million outstanding PSUs included 0.3 million PSUs that were vested in 2025 but not yet redeemed.
(2)	In connection with the departure of Alberto Reyes, the Company’s former Chief Operating Officer, 90,331 of PSUs held by Mr. Reyes as of the date of his separation were immediately vested and paid out to Mr. Reyes in shares of the Company’s common stock in the amount equal to the value of such PSUs to which Mr. Reyes would have been entitled as if 100% of the target performance measures related to such PSUs were achieved. The PSUs were settled by issuing 42,265 shares of common stock, with 48,066 PSUs forfeited for taxes.

Starting in 2022, the Company’s Board of Directors approved granting PSUs to the Company’s management team. PSUs cliff vest in three years based on the relative total shareholder return of a predetermined peer group and are expected to be settled in cash. These awards contain a cash settlement feature and are therefore classified as liability and are marked to fair value each reporting period based on the relative total shareholder return of a predetermined peer group and the Company’s stock price. As of December 31, 2025 and 2024, the Company has liability of $0.2 million and $0.1 million, respectively, related to PSUs.

PSUs of nil and 682,367, respectively, were granted during the years ended December 31, 2025 and 2024, with weighted average grant date fair value of nil and $0.56 per unit, respectively. The grant date fair value of PSUs is determined by the 20-day volume-weighted average price of the Company’s common shares at grant date. During the year ended December 31, 2025, 283,460 PSUs were redeemed, with a cash payout of $0.1 million, which was the fair value. During the year ended December 31, 2024, 201,258 PSUs were redeemed, with a cash payout of $0.1 million, which was the fair value. PSUs of 262,228 and 33,113, respectively, were forfeited during the years ended December 31, 2025 and 2024.

Gold Resource Corporation

Deferred Stock Units

A summary of DSU activity under the Incentive Plan for the years ended December 31, 2025 and 2024 are presented below:

	Deferred Stock Units	Liability Balance (in thousands)	Weighted Average Grant Date Fair Value
Outstandingas of December 31, 2023	586,291	$223	$1.36
Granted in lieu of board fees	297,093		0.32
Outstandingas of December 31, 2024	883,384	$203	$1.01
Granted in lieu of board fees	115,228		0.68
Redeemed (1)	(23,975)		0.90
Withheld for net settlement	(27,267)		0.90
Outstandingas of December 31, 2025	947,370	$784	$0.97

(1)   In connection with the departure of Alberto Reyes, the Company’s former Chief Operating Officer, 51,242 outstanding DSUs were paid out to Mr. Reyes in shares of the Company’s common stock by issuing 23,975 common shares, with 27,267 DSUs forfeited for taxes.

Effective January 1, 2021, the Company’s Board of Directors, on the recommendation of the Compensation Committee, implemented a program to issue deferred stock units to members of the Company’s Board of Directors. Additionally, members of the Board may elect, at the beginning of each year, that a portion of their board fees be paid in DSUs rather than in cash. DSUs are qualifying instruments under the terms of the Company’s Incentive Plan, and therefore, do not require additional shareholder approval. The vesting and settlement terms of the DSUs are determined by the Compensation Committee at the time the DSUs are awarded.

DSUs are vested immediately at grant and are redeemable in cash or shares—at the discretion of the Company—at the earlier of 10 years or upon the eligible directors’ termination and expected to be paid in cash. Termination is deemed to occur on the earliest of (1) the date of voluntary resignation or retirement of the director from the Board; (2) the date of death of the director; or (3) the date of removal of the director from the Board whether by shareholder resolution, failure to achieve re-election, or otherwise; and on which date the director is not a director or employee of the Company or any of its affiliates. These awards contain a cash settlement feature and are therefore classified as a liability and are marked to fair value each reporting period. As of December 31, 2025 and 2024, the Company has $0.8 million and $0.2 million, respectively, of other non-current liability related to the DSUs, based on the fair value of the Company’s stock price.

DSUs of 115,228 and 297,093 were granted to the Board of Directors in lieu of board fees at their request during the years ended December 31, 2025 and 2024, respectively. The weighted average grant date fair value per share of DSUs granted during the years ended December 31, 2025 and 2024 was $0.68 and $0.32, respectively. The grant date fair value of DSUs is determined by the 20-day volume-weighted average price of the Company’s common shares at grant date. During the year ended December 31, 2025, 23,975 DSUs were redeemed with a fair value of $0.1 million, and no DSUs were redeemed during the year ended December 31, 2024.

Gold Resource Corporation

19.	Other Expense, net

During the years ended December 31, 2025 and 2024, other expense, net consisted of the following:

	For the year ended December 31,
	2025	2024
	(in thousands)
Unrealized currency exchange loss	$1,769	$2,225
Realized currency exchange loss	646	245
Realized and unrealized gain from gold and silver rounds, net	(92)	(34)
Realized and unrealized loss from sale of investments (1)	1	3,001
Loss on disposal of fixed assets	3	4
Interest on streaming liabilities (2)	16,498	13,245
Severance	459	674
Interest on note payable	181	—
Loss on loan payoff	479	—
Other expense	1,831	92
Total	$21,775	$19,452

(1)	In the first quarter of 2025, through its subsidiary, Aquila Resources USA Inc., the Company entered into a share purchase agreement with multiple purchasers to sell all of its interest in the Green Light Metals shares, for C$0.10 per share, for total net proceeds of C$1.2 million ($0.9 million), which was received on February 11, 2025. As of December 31, 2024, the fair value of the investment was $0.9 million. Further, on September 23, 2024, all the common shares of Maritime were sold in a private placement transaction for C$0.034 per share to a related party, Dundee Corporation, for total proceeds of C$1.6 million (or $1.2 million).
(2)	Periodic interest expense is based on a fixed market rate of interest which is reviewed quarterly if there are any contractual amendments relating to the Osisko Stream Agreements.
20.	Net Loss per Common Share

Basic loss per common share is calculated based on the weighted average number of shares of common stock outstanding for the period. Diluted Loss per common share is calculated based on the assumption that stock options outstanding, which have an exercise price less than the average market price of the Company’s common stock during the period, would have been exercised on the later of the beginning of the period or the date granted and that the funds obtained from the exercise were used to purchase common shares at the average market price during the period. All of the Company’s restricted stock units are considered to be anti-dilutive because of the net loss. As of December 31, 2025 and 2024, restricted stock units of 1.3 million and 2.2 million, respectively, with no exercise price were outstanding but had no dilutive effect due to the net loss. Deferred share units and performance share units are accounted for as liability instruments, as the Company is expecting to settle these in cash. However, the Company has the option to elect to settle the deferred share units and performance share units in equity. As of December 31, 2025 and 2024, deferred share units of 0.9 million and 0.9 million, respectively, with no exercise price were outstanding but had no dilutive effect due to the net loss. As of December 31, 2025 and 2024, performance share units of 0.7 million and 1.3 million, respectively, with no exercise price were outstanding but had no dilutive effect due to the net loss. As of December 31, 2025, the Company had outstanding warrants of 1.5 million, with a weighted average exercise prices of $0.65, which had no dilutive effect due to the net loss. As of December 31, 2024, the Company had no outstanding warrants.

The effect of the Company’s dilutive securities is calculated using the treasury stock method, and only those instruments that result in a reduction in net income per common share are included in the calculation. Options to purchase 0.8 million shares of common stock at weighted average exercise prices of $3.05 were outstanding as of December 31, 2025 but had no dilutive effect due to the net loss. Options to purchase 0.8 million shares of common stock at weighted average exercise prices of $2.99 were outstanding as of December 31, 2024 but had no dilutive effect due to the net loss. Additionally, the exercise price of the options exceeded the average price of the Company’s common stock during both of those periods, and therefore those options were anti-dilutive.

Gold Resource Corporation

Basic and diluted net loss per common share is calculated as follows:

	For the year ended December 31,
	2025	2024
Numerator:
Net loss (in thousands)	$(6,459)	$(56,501)

Denominator:
Basic and diluted weighted average common shares outstanding	137,319,804	91,949,110

Basic and diluted net loss per common share	$(0.05)	$(0.61)

21. Fair Value Measurement

Fair value accounting establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity.)

As required by accounting guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. These assets and liabilities are remeasured for each reporting period. The following tables set forth certain of the Company’s assets and liabilities measured at fair value by level within the fair value hierarchy as of December 31, 2025 and 2024:

	As of December 31,	As of December 31,
	2025	2024	Input Hierarchy Level
	(in thousands)
Cash equivalents	$22,141	$20	Level 1
Accounts receivable, net	$13,253	$2,184	Level 2
Investment in equity securities-Green Light Metals	$—	$852	Level 3

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash equivalents: Cash equivalents primarily consist of a sweep account into money market funds, which are held at cost, which approximates fair value.

Accounts receivable, net: Accounts receivable, net include amounts due to the Company for deliveries of concentrates and doré sold to customers. Concentrate sales contracts provide for provisional pricing as specified in such contracts. These sales contain an embedded derivative related to the provisional pricing mechanism which is bifurcated and accounted for as a derivative. At the end of each reporting period, the Company records an adjustment to sales to reflect the mark-to-market of outstanding provisional invoices based on the forward price curve. Because these provisionally priced sales have not yet settled as of the reporting date, the mark-to-market adjustment related to these invoices is included in accounts receivable as of each reporting date. At December 31, 2025 and 2024, the Company had

Gold Resource Corporation

an unrealized gain of $5.9 million and an unrealized loss of $7 thousand, respectively, included in its accounts receivable on the accompanying Consolidated Balance Sheets related to mark-to-market adjustments. Please see Item 8. Financial Statements — Note 16. Derivatives for additional information.

Investment in equity securities—Green Light Metals: Upon maturity on December 28, 2022, the Company received 12,250,000 private shares of Green Light Metals, which settled the promissory note receivable from Green Light Metals. The shares received represented approximately 28.5% ownership at the time. In the first quarter of 2025, through Aquila, the Company entered into a share purchase agreement with multiple purchasers to sell all of its interest in the Green Light Metals shares, for C$0.10 per share, for total net proceeds of C$1.2 million ($0.9 million), which was received on February 11, 2025. As of December 31, 2024, the value of this equity investment was $0.9 million.

Gains and losses related to changes in the fair value of embedded derivates (in thousands) in accounts receivable were included in the Company’s Consolidated Statements of Operations as shown in the following:

		For the year ended December 31,		Statements of
	Note	2025	2024	Operations Classification
Realized and unrealized derivative gain, net	16	$6,503	$970	Sales, net

Realized/Unrealized Derivatives

The following tables summarize the Company’s realized/unrealized derivatives, net (in thousands):

	Gold	Silver	Copper	Lead	Zinc	Total
For the year ended December 31, 2025
Realized gain (loss)	$267	$421	$4	$(10)	$(79)	$603
Unrealized gain	338	5,504	34	20	4	5,900
Total realized/unrealized derivatives, net	$605	$5,925	$38	$10	$(75)	$6,503

	Gold	Silver	Copper	Lead	Zinc	Total
For the year ended December 31, 2024
Realized gain	$463	$351	$83	$18	$316	$1,231
Unrealized (loss) gain	(46)	(47)	(29)	8	(147)	(261)
Total realized/unrealized derivatives, net	$417	$304	$54	$26	$169	$970

Gold Resource Corporation

22.	Supplementary Cash Flow Information

During the years ended December 31, 2025 and 2024, other operating adjustments and write-downs within the net cash provided by operations on the Consolidated Statements of Cash Flows consisted of the following:

	For the year ended December 31,
	2025	2024
	(in thousands)
Unrealized gain on gold and silver rounds	$(92)	$(31)
Unrealized foreign currency exchange loss	1,769	2,225
Unrealized loss on investments	—	2,446
Loss on disposition of fixed assets	3	4
Increase in reserve for inventory	422	168
Other, net	1,261	1,433
Total other operatingadjustments, net	$3,363	$6,245

23.	Segment Reporting

The Company has organized its operations into two operating segments: Oaxaca, Mexico, and Michigan, U.S.A. Oaxaca, Mexico represents the Company’s only operating segment with a production stage property that produces gold and silver doré and copper, lead, and zinc concentrates that also contain gold and silver. Michigan, U.S.A. is an advanced exploration stage property with no current metal production. Intercompany revenue and expense amounts have been eliminated within each segment in order to report the net income (loss) before income taxes on the basis that the chief operating decision maker (“CODM”) uses internally for evaluating segment performance. The Company’s business activities that are not considered distinct segments are included in the reconciliation under the title Corporate and Other.

The Company’s operating segments reflect the way in which internally-reported financial information is used to make decisions and allocate resources. The Chief Executive Officer, who is considered to be the CODM, reviews financial information presented on both a consolidated and an operating segment basis for purposes of making decisions and assessing financial performance. Net income or loss before income taxes is the measure of segment profit or loss that is regularly reviewed and is most consistent with the measurement principles used in the consolidated financial statements. The significant expenses reviewed by the CODM are production costs, depreciation and amortization, reclamation and remediation, exploration expense, and other expense, net. The CODM uses this information to assess current and/or future performance expectations, and the result of this assessment may be a reallocation of financial and/or non-financial resources among the reportable segments.

Gold Resource Corporation

The following tables provide a summary of financial information related to the Company’s segments (in thousands):

			Total
	Oaxaca,	Michigan,	Reportable	Corporate
	Mexico	USA	Segments	and Other	Total
For the year ended December 31, 2025
Sales, net	$99,759	$—	$99,759	$—	$99,759
Production costs	60,283	—	60,283	—	60,283
Depreciation and amortization	11,085	104	11,189	8	11,197
Reclamation and remediation	1,499	—	1,499	—	1,499
Exploration expense	1,857	793	2,650	—	2,650
G&A expenses, including Stock-based compensation	—	—	—	5,405	5,405
Other expense, net (1)	3,669	16,644	20,313	1,462	21,775
Income (loss) before income taxes	$21,366	$(17,541)	$3,825	$(6,875)	$(3,050)

Total assets as of December 31, 2025	$71,877	$89,383	$161,260	$22,802	$184,062
Expenditures for long-lived assets	$21,333	$—	$21,333	$—	$21,333

			Total
	Oaxaca,	Michigan,	Reportable	Corporate
	Mexico	USA	Segments	and Other	Total
For the year ended December 31, 2024
Sales, net	$65,726	$—	$65,726	$—	$65,726
Production costs	65,552	—	65,552	—	65,552
Depreciation and amortization	17,982	109	18,091	29	18,120
Reclamation and remediation	2,545	—	2,545	—	2,545
Exploration expense	1,959	378	2,337	—	2,337
G&A expenses, including Stock-based compensation	—	—	—	4,960	4,960
Other expense, net (1)	3,013	16,078	19,091	361	19,452
Loss before income taxes	$(25,325)	(16,565)	$(41,890)	$(5,350)	$(47,240)

Total assets as of December 31, 2024	$54,999	$90,378	$145,377	$497	$145,874
Expenditures for long-lived assets	$8,646	$—	$8,646	$—	$8,646

(1)	Please see Item 8. Financial Statements—Note 19. Other Expense, net for additional information.

Gold Resource Corporation